Filed Pursuant to Rule 424(b)(5)
Registration No. 333-222760

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated January 29, 2018

PRELIMINARY PROSPECTUS SUPPLEMENT

(To Prospectus dated January 29, 2018)

4,000,000 Shares

SUN HYDRAULICS CORPORATION

COMMON STOCK

We are offering 4,000,000 shares of our common stock.

Our common stock is listed on the Nasdaq Stock Global Select Market under the symbol “SNHY”. The last reported sale price of our common stock on the Nasdaq Global Select Market on January 26, 2018, was $69.81 per share.

Investing in our common stock involves substantial risks. Please refer to the “Risk Factors” beginning on page S-15.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to us, before expenses	$	$

Delivery of the shares of common stock is expected to be made on or about                 , 2018.

We have granted the underwriters a 30-day option to purchase up to an additional 600,000 shares of common stock at the public offering price less underwriting discounts and commissions.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Morgan Stanley

KeyBanc Capital Markets	Oppenheimer & Co.	Stifel

SunTrust Robinson Humphrey	William Blair

Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus supplement. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus supplement. Neither the delivery of this prospectus supplement nor the sale of shares of our common stock means that information contained in this prospectus supplement is correct after the date of this prospectus supplement. This prospectus supplement is not an offer to sell or solicitation of an offer to buy shares of our common stock in any circumstances under which the offer or solicitation is unlawful.

For investors outside of the United States: We have not and the underwriters have not done anything that would permit this offering or possession or distribution of this prospectus supplement in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus supplement outside of the United States.

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ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying prospectus dated January 29, 2018 are part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. This prospectus supplement and the accompanying prospectus relate to the offer by us of shares of our common stock to certain investors. We provide information to you about this offering of shares of our common stock in two separate documents that are bound together: (1) this prospectus supplement, which describes the specific details regarding this offering; and (2) the accompanying prospectus, which provides general information, some of which may not apply to this offering. Generally, when we refer to this “prospectus,” we are referring to both documents combined. If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement. However, if any statement in one of these documents is inconsistent with a statement in another document having a later date—for example, a document incorporated by reference in this prospectus supplement or the accompanying prospectus—the statement in the document having the later date modifies or supersedes the earlier statement as our business, financial condition, results of operations and prospects may have changed since the earlier dates. You should read this prospectus supplement, the accompanying prospectus, the documents and information incorporated by reference in this prospectus supplement and the accompanying prospectus, and any free writing prospectus that we have authorized for use in connection with this offering when making your investment decision. You should also read and consider the information in the documents we have referred you to under the headings “Where You Can Find More Information; Information Incorporated by Reference.”

In this prospectus supplement, unless the context otherwise indicates, the terms “Sun Hydraulics” “Sun,” the “Company,” “we,” “our” and “us” or similar terms refer to Sun Hydraulics Corporation, including its consolidated subsidiaries.

We have received or applied for trademark registration of and/or claim trademark rights in the following marks that appear in this prospectus supplement: PowerView™ and SUN HYDRAULICS CORPORATION™. All other trademarks, trade names, and service marks appearing in this prospectus supplement and the accompanying prospectus are the property of their respective owners.

MARKET, INDUSTRY AND OTHER DATA

This prospectus supplement and the accompanying prospectus, including the information incorporated by reference herein and therein, contain estimates, projections and other information concerning our industry, our business, and the markets for certain products, including data regarding the estimated size of those markets and their projected growth rates. Information that is based on estimates, forecasts, projections or similar methodologies is based on a number of assumptions and is inherently subject to uncertainties, including those described in “Risk Factors” and elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein, and actual events or circumstances may differ materially from events and circumstances reflected in this information. You are cautioned not to give undue weight to such estimates, projections and other information.

Unless otherwise expressly stated, we obtained this industry, business, market and other data from reports, research surveys, studies and similar data prepared by third parties, industry and general publications, government data and similar sources. In some cases, we do not expressly refer to the sources from which this data is derived.

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PROSPECTUS SUPPLEMENT SUMMARY

The items in the following summary are described in more detail later in this prospectus supplement and in the accompanying prospectus. This summary provides an overview of selected information and does not contain all the information you should consider before investing in our common stock. Therefore, you should read the entire prospectus supplement, the accompanying prospectus and any free writing prospectus that we have authorized for use in connection with this offering carefully, including the “Risk Factors” section and other documents or information included or incorporated by reference in this prospectus supplement and the accompanying prospectus before making any investment decision.

Our Company

Sun, founded in 1970, in Sarasota, Florida, is an industrial technology leader that develops and manufactures solutions for both the hydraulics and electronics markets. In the hydraulics market, we are a leading manufacturer of high-performance screw-in hydraulic cartridge valves, electro-hydraulics, manifolds, and integrated package solutions for the worldwide industrial and mobile hydraulics markets operating under the brand Sun Hydraulics. In the electronics market, we are a global provider of innovative electronic control, display and instrumentation solutions for both recreational and off-highway vehicles, as well as stationary and power generation equipment; these are offered under the brands of Enovation Controls and Murphy Zero Off.

We have operated in the North American market for over 47 years. We have expanded our global footprint over the past 30 years to include operations in the United Kingdom, Germany and Korea, as well as sales offices in China and India. Enovation Controls, LLC (“Enovation Controls”), which was acquired by Sun on December 5, 2016 and is a wholly-owned subsidiary of Sun, was formed in 2009 in connection with the reorganization of Murphy Group, Inc. and EControls Group, Inc., which were founded in 1939 and 1994, respectively. Enovation Controls operates the majority of its manufacturing in Tulsa, Oklahoma with sales and engineering capabilities in San Antonio, Texas, the United Kingdom, China and India. Until its dissolution in December 2017, High Country Tek, Inc. (“HCT”), a wholly-owned subsidiary of Sun, operated in Nevada City, California as an independent designer and producer of modular, robust, reliable digital and analog electronic controller products for the fluid power industry sold under the brand of HCT. Subsequent to the Enovation Controls acquisition, the activities of HCT and Enovation Controls were closely coordinated. On December 29, 2017, all of the outstanding shares of HCT were transferred to Enovation Controls. Subsequently, Enovation Controls adopted a plan of liquidation and HCT was dissolved on December 30, 2017.

Until 2016, we operated primarily in the hydraulics market with a small presence in the electronics market through HCT. On December 5, 2016, we purchased the power controls and vehicle technologies businesses of Enovation Controls, retaining the legal entity and related brands. The expansion of our electronic and digital capabilities through the acquisition of Enovation Controls was a significant step towards achieving our long-term strategic vision of expanding our electro-hydraulics offerings and providing systems solutions to customers. The acquisition further diversified our business, granting us access to the new, highly specialized marine, power generation and recreational vehicles markets and customers seeking complete machine control. Enovation Controls also brought a strong talent pool with a proven track record of new product development and technical innovation, complementing our existing competencies.

We have been profitable every year since 1972 and have paid a dividend every quarter since going public in January 1997.

The Company’s executive offices are located at 1500 West University Parkway, Sarasota, Florida 34243, and our telephone number is (941) 362-1200. Our primary website is www.sunhydraulics.com.

Our Business

Megatrends and Vision 2025

A primary focus of our strategic thinking is the identification of megatrends which we believe will impact the future capital and industrial goods markets. As part of our strategy we have identified three megatrends: globalization, growing sophistication of safe machinery and equipment, and increased computing power as further described below:

•	Globalization. We believe global population growth and urbanization, driven predominantly by Asian mega-cities, will generate ongoing demand for infrastructure projects, resources and food production, all of which require equipment and machinery from our key end-markets.

•	Sophistication of safe machinery and equipment. Machine users increasingly demand safety, productivity, efficiency, and even automated control. Advancements in the design of these machines require continuous evolution of critical components such as hydraulic and electronic functionality control.

•	Increased computing power. In the current electronic and digital age, electronics are increasingly used to activate processes which were once activated only manually or mechanically. Information is increasingly being converted into a form that allows it to be processed, stored and transmitted digitally, resulting in both time and energy savings.

As a result of these megatrends, we developed our Vision 2025, which is focused on growth and reaching a critical mass of $1 billion in annual revenue by 2025. There are two significant components to reaching this goal: organic growth and acquisitions. We expect that by 2025 up to $650 million of the anticipated annual $1 billion in revenue to result from organic growth of our existing products and geographic markets (specifically $450 million from our Hydraulics segment and $200 million from our Electronics segment), with the remaining $350 million to be derived from companies we will have acquired that advance our technology position with adjacent products for the industrial goods sector.

Our culture of innovation is at the core of our business. We have over 180 degreed engineers in support of product innovation, as well as technical support and customer service. We believe our product innovation will aid organic growth and fill the expected demand resulting from the identified megatrends. We believe the acquisition of Enovation Controls is the first important step toward becoming a global technology leader. All growth initiatives are intended to preserve Sun’s history of superior profitability and financial strength.

Business Segments

Beginning with the fourth quarter of 2016, we are now organized into two operating and reporting segments: Hydraulics and Electronics. The Hydraulics segment consists of all of the historical Sun Hydraulics companies globally. Nearly all of the Electronics segment consists of the recently acquired Enovation Controls business.

Hydraulics

Over the past 47 years, the Hydraulics segment has provided global capital goods industries with hydraulic components and systems used to transmit power and control force, speed and motion. Our products typically add a fine degree of precision and safety to the machinery and equipment in which they are used. We believe the hydraulics market and the sub-markets in which we compete allow ample opportunities for growth. According to the Schmitt Consulting Engineers April 30, 2015, Market Transparency report, the total hydraulics market is approximately $25 billion, of which approximately $8 billion is attributable to the hydraulic valves market. Approximately $2 billion of the hydraulic valves market is attributable to compact hydraulics, the Company’s addressable market.

Distribution and Customers

Sun’s hydraulics products are sold globally through a combination of wholly-owned companies, representative sales offices and independent, authorized distributors. Activities at Sun companies and sales offices include technical support, inventory warehousing, distributor management and custom manifold design and manufacturing. Our global distribution network includes representation in almost all industrialized markets. Distributors are the local experts in our products. They typically hold local inventory and transact all business with customers. Approximately 80% of our hydraulics sales are to those distributors with the remaining 20% of our sales to hydraulics OEMs. The following table presents a selection of our hydraulics customers:

Hydraulics Distributors (~80% of Hydraulics Sales)	Hydraulics OEMS (~20% of Hydraulics Sales)

•   CMA/Flodyne/Hydradyne, Inc.

•   Certificate Power, Inc.

•   Hydra-Power Systems, Inc.

•   Hydraulic Controls Inc.

•   Hydrotech Motion Control Solutions

•   Iowa Fluid Power Hydraulics & Pneumatics (IFP Group)

•   Kawasaki Heavy Industries

•   Lynch Fluid Controls Inc.

•   Price Engineering Co., Inc.

•   SuccessSun Hydraulics Press Co., Ltd.

•   Womack Machine Supply Co.

• Cummins Inc. • Doosan Bobcat, Inc. • JCB • Volvo Construction Equip.

Products

On a component level, the Hydraulics segment designs and manufactures screw-in hydraulic cartridge valves, manifolds, and integrated fluid power packages and subsystems. Our products provide an important function within a hydraulic system: to control rates and direction of fluid flow and to regulate and control pressures.

Our screw-in hydraulic cartridge valves use a fundamentally different design platform compared to most other competitive product offerings, which are often referred to as industry common products. The floating construction that we pioneered results in a self-alignment characteristic that provides performance and reliability advantages compared to most competitors’ product offerings. This floating construction differentiates our products from those of most of our competitors, who design and manufacture rigid screw-in cartridge valves that fit a common cavity. Our cartridge valves, offered in five size ranges, including both electrically actuated and non-electrically actuated products, were designed to be able to operate reliably at higher pressures, making them equally suitable for both industrial and mobile applications. Sun’s product development approach yields a product line of extreme breadth and depth compared to our competitors. We believe our broad scope of product offering, coupled with the high performance characteristics of our cartridge valves, makes Sun a technology leader in our industry.

To fully leverage our cartridge product family, we routinely compete in the manifold and custom integrated package market. A manifold is a solid block of metal, usually aluminum or ductile iron, which is machined to create threaded cavities and channels into which screw-in cartridge valves can be installed and through which the hydraulic fluid flows. These products allow customers to easily integrate our screw-in cartridge valves into their machinery and equipment. Once designed, standard manifolds require minimal, if any, maintenance over the life of the product and can be manufactured at each of our manufacturing operations. An integrated package consists of multiple cartridge valves assembled into a custom designed manifold for a specific customer to provide the specific operating characteristics of a customer’s circuit. Because of the unique nature of our cartridge valve designs, manifolds may be designed and machined to make them up to 50% smaller when compared to manifolds that use only industry common cartridge valves.

Additionally, we have internally-developed proprietary expert system software that we use to manufacture custom manifolds efficiently in low volumes. Integrated packages provide many benefits to end users and equipment manufacturers, including reduced assembly time, order simplification, reduced leakage points, aesthetics, potentially fewer hose and fitting connections, and more control functions in a single location.

In recent years, we have aggressively expanded our offering of electrically-actuated cartridge valves with design technology developed by HCT. Our design approach has allowed us to quickly offer a full range of electrically-actuated cartridge valves, helping to increase the competiveness of our integrated package offerings. Because hydraulics systems are increasingly taking signals from on-board electronic control systems, it is necessary for hydraulic products to be capable of digital communication.

We do not warrant our products for use in any of the following applications, (i) any product that comes under the Federal Highway Safety Act, such as steering or braking systems for passenger-carrying vehicles or on-highway trucks, (ii) aircraft or space vehicles, (iii) ordnance equipment, (iv) life support equipment, and (v) any product that, when sold, would be subject to the rules and regulations of the United States Nuclear Regulatory Commission.

Electronics

In 2016, we acquired Enovation Controls to further develop our digital and electronic capabilities in accordance with our strategy. A portion of the product portfolio offered by Enovation Controls serves end markets also served by our Hydraulics segment such as off-highway vehicles, including construction, agricultural and utility vehicles, as well as material handling equipment. However, the majority of Enovation’s products are sold into end markets not historically served by our Hydraulics segment, such as marine, power generation and recreational vehicles. This provides additional diversification of Sun’s customer base. The Company’s management estimates the current total power controls and vehicle technologies market is approximately $3.5 billion, of which approximately $1.6 billion is attributable to the power controls and vehicle technologies market. Approximately $900 million of the relevant power controls and vehicle technologies market represents the Company’s addressable market.

Prior to the acquisition of Enovation Controls, Sun, through our HCT brand, designed and manufactured electronic controllers, which manage the function of electrically actuated hydraulic components. In December, 2017, HCT was dissolved after transferring all of its shares to Enovation Controls. Design and manufacture of products under the HCT brand will continue, but will be completed by Enovation Controls. HCT products range from simple one valve, manually adjusted controllers to fully integrated hydraulic control systems managing multiple hydraulic valves, as well as other input and output products such as joysticks and displays. All controllers are potted and therefore impervious to outside influence, making them ideal for mobile, industrial and marine applications.

Customers and End Markets

Globally, electronics products are sold primarily direct to customers, with a small portion sold through independent, authorized distributors. End markets within the Electronics segment are divided into two lines of business: Power Controls and Vehicle Technologies. Power Controls serves a variety of end markets, some of which are outlined below, with products such as displays, panels, gauges, controllers, battery chargers and various end devices. Vehicle Technologies serves the recreational vehicle end market with products such as electronic controls, displays and instrumentation.

We have loyal, long-term partnerships with global OEMs across multiple markets, which account for approximately 90% of our electronics sales. The following table presents a selection of these OEMs:

Vehicle Technologies	Power Controls

•   Bombardier Recreational Products

•   Centurion Boats

•   OOES Industries

•   Idex Corporation

•   Ilmor Engineering, Inc.

•   Indmar Marine Engines

•   MasterCraft Boat Company

•   Moomba (Skier’s Choice Inc.)

•   Motus Motorcycles LLC

•   Nautique Boat Company, Inc.

•   Polaris Industries, Inc.

•   Supra Boats

•   Tigé Boats

•   Altec Inc.

•   Caterpillar Inc.

•   Cummins Inc.

•   Deutz AG

•   Eaton Corporation PLC

•   Genie Industries

•   Godwin Pumps Limited

•   Isuzu Motors

•   JLG Industries

•   Deere & Company

•   Kohler Co.

•   Kubota Corporation

•   Miller Industries

•   Multiquip Inc.

•   NIMR Automotive, LLC

•   Snorkel International, Inc.

•   Vermeer Corporation

•   Extreme Manufacturing, LLC

Products

Power Controls

For the off-highway market, Enovation Controls offers rugged and reliable instruments, coupled with expertise in J1939 engine protocol, to produce an industry-leading array of easy-to-read displays and gauges for controller area network (“CAN”) transmitted engine data and faults. Our PowerView™ system goes a step further with even more focus on the operator interface: larger, full-graphic displays; flexible hardware configurations; multi-language support; class-leading environmental protection; and software tools that deliver the ultimate solution for OEM display customization and CAN control. Product categories include traditional mechanical and electronic gauge instrumentation, plug and go CAN-based instruments, after-market support through global distribution, complete, custom panel and console offerings, engineering and application specialists, 3D solid modeling, proprietary hardware and software development and wiring harness design and manufacturing.

For the agricultural market, Enovation provides a compact, customizable, all-in-one unit that meets the needs of engine-driven pumping equipment applications. Using dedicated microprocessor-based, single engine controllers, we offer field-adjustable operating parameters that can be changed without the need for a computer. Enovation Controls’ controllers are built tough with the ability to withstand a wide ambient temperature range. Some of them come standard in a National Electrical Manufacturers Association (NEMA) 4 rated enclosure secured by four rubber shock mounts. Enovation Controls’ products are a tested solution for pumps and irrigation systems.

For the panel solutions market, we offer top-quality design and simple, turnkey solutions. Our Industrial Panel Division offers engineers dedicated to applications, wire harnesses, panels and software development. Engineers focus entirely on custom and standard solutions built to desired specifications. Our services go beyond design and development including on-site installation and testing with reviews to ensure the solution works with the application out of the box.

Enovation Controls consistently sets and meets specification standards that are rarely matched by our competitors. Our solutions are designed to work in a variety of harsh environments: wet or dry, hot or cold, dirt or mud. Many of our products offer protection for extreme heat and cold, environmental sealing and water resistance. To ensure durability across a wide range of environmental conditions, we perform extensive testing on each instrument that comes off our assembly lines so they are ready to meet the most demanding applications.

We also offer a full line of products for the commercial marine market as boat builders move towards a more integrated solution approach. We provide instrumentation and control solutions for applications in the commercial marine market from fishing vessels and tugboats to offshore drilling workboats.

Vehicle Technologies

Enovation Controls is a leader in display and control integration solutions for the recreational vehicle markets which include watercraft, all-terrain vehicles, snowmobiles and motorcycles. We offer our customers the ability to customize screens for our PowerView™ line of displays. Our displays offer easy-to-read, bonded LCD graphical views with the industry’s best readability even in direct sunlight or harsh water conditions. In addition, our Zero Off brand provides GPS-based speed control for waterski and wakeboard boats. We offer industry leading integrated solutions by combining high-quality displays with controls and instrumentation.

The Vehicle Technologies group enables marine and recreational vehicle OEMs to create solutions that outpace automotive offerings and give end-users the best of the consumer electronics world, with hardware that can withstand the environmental challenges. Transforming the vehicles with cutting-edge technology, we connect end-users and their recreational vehicle more elegantly and seamlessly than the competition, in less man-months.

Custom engineered solutions include processors with enough memory to allow products to stay current, even years after launch, best-in-class sunlight viewability and touch screen technology that is adaptable for specific use, whether it be on the water, in a boat or with gloves on a motorcycle. Our technology reaches beyond the cockpit and into the end-users’ environment, by integrating virtually every function into a customized infotainment interface. This allows the Vehicle Technologies group to target large customers or industries who see value in this level of integration and ruggedness, thus our customer list contains a wide variety of OEM applications. Our unmatched commitment to testing and quality ensures that our components thrive in the rugged environments, which provides us with the ability to develop products for use in any outdoor environment.

The growth of the Vehicle Technology group is driven by developing application expertise in targeted industries, which we are able to do by immersing ourselves in the business of our customers to create a truly customized solution in less time than our competitors. Ongoing revenue is achieved with the current customer base by continued advancements in software and hardware which increases the overall Enovation Controls content, and new customers are evaluated for fit and long-term viability before being pursued.

Strategy

From over 10 global locations, more than 1,000 employees and approximately 200 global sales channel partners, we provide global solutions. Sun’s strategic roadmap includes product and service differentiation, disciplined and thoughtful leadership throughout our global organization, and ensuring that all processes and activities consider the view of the customer. We have identified and have begun to apply several tactics to execute our strategies, which include capitalizing on our unique and deeply rooted values, structured human capital development and differentiated engineering for both products and processes. Internal key performance indicators are used on a consistent basis to align our short-term actions with our long-term strategy. We believe our continued growth will be built around hydraulics, electronics and linked technologies.

In November 2016, we announced our Vision 2025. As further described above under the caption “Business—Overview,” our Vision 2025 is focused on reaching annual revenues of $1 billion by 2025. We intend to implement our Vision 2025 by focusing on the following key strategic elements:

•	Expand and Leverage the Channel Relationships of our Hydraulics Segment. We believe that we can leverage significant additional business from our existing channel partners by working more closely in the marketplace and creating accountability for the sale of Sun products. We have a long-standing distributor and customer base in our Hydraulics segment, but we believe we will gain a larger share of the purchasing spend of our existing distributors, end-customers and OEMs by developing new product programs, applications and platforms through our commitment to innovation. While our first focus is on our existing distributor and customer base, an expanded, high-quality portfolio of product offerings will also allow us to attract new channel partners and customers.

•	Multi-Prong Approach to Expanding our Electronics Segment. A primary focus of our Electronics segment is to expand the number of products in each machine and grow the sales of our fully integrated hydraulic control systems to the existing customers of our Electronics segment. At the same time, we intend to target new OEM customers around the world. We believe that our Hydraulic segment’s existing OEM customers provide a fertile cross-selling opportunity, and our Electronics segment intends to collaborate with our Hydraulics segment to introduce our hydraulics customers to our electronics products with the goal of making those customers both hydraulics and electronics customers. As part of this strategy, we plan to have a consistent and less complex portfolio of product offerings across our end markets.

•	Pursue Strategic Acquisitions and Partnerships. Our industry is fragmented, and we believe there is significant opportunity for continued consolidation through acquisitions and partnerships. We intend to seek acquisition targets which will bring us advanced technologies in the industrial goods sector, while also augmenting our strong parts and component offerings, increasing our solutions-based offerings and/or diversify our end markets. To create lasting shareholder value, we will expect our acquisitions to contribute to maintaining Sun’s superior profitability, cash flows and financial strength long-term. We intend to focus our search for acquisition targets on companies with $50 to $150 million of annual revenue.

Our Acquisition Strategy—Current, Prospective Acquisitions and Opportunities

We are currently actively pursuing a number of opportunities to grow our business in both the Hydraulics and the Electronics segments in accordance with our Vision 2025 plan. In seeking to achieve global technology leadership in the industrial goods sector by 2025 with critical mass exceeding $1 billion in sales while maintaining superior profitability and financial strength, we intend to acquire companies with similar demonstrated profitability and financial strength. In the ordinary course of our business, we continuously seek acquisition targets that can accelerate our growth, operate on a stand-alone basis within our overall corporate vision, and are accretive to our financial results. We believe there are significant opportunities for such acquisitions in the near term and are exploring several of them aggressively. Some of the acquisitions we are actively pursuing would constitute “significant” acquisitions, potentially at the 50% threshold as defined by the SEC’s Regulation S-X. If concluded as such, these “significant” acquisitions would have a material effect on our results of operations and financial condition.

Our “pipeline” of potential transactions is comprised of more than 50 companies, including companies in the Hydraulics segment and Electronics segment based in the EMEA and Asia Pacific regions, which would further our goal to diversify our manufacturing base and place production facilities closer to customers. For purposes of this prospectus supplement, “pipeline” refers to opportunities or potential opportunities in the market for companies within our strategic profile that we have identified as targets to add to our critical mass in the Hydraulics and Electronics segments. The pipeline may also include other businesses that we consider “linked technologies.” The more attractive target companies in our pipeline have revenues of $50 million to $150 million with operating margins in excess of 20%. For companies that meet these financial and strategic profile objectives, we believe valuations in the current market customarily range from the low- to mid-teens from an EBITDA perspective. Any liabilities assumed in connection with the acquisitions in our pipeline could reduce the purchase price based on our valuation of such liabilities (which valuation is subject to our judgment and could differ from actual experience). In addition, there are a number of factors that impact purchase price as described below and, as a result, the actual purchase price for these acquisitions, to the extent consummated, may fall outside this customary range. For certain companies in our pipeline of potential transactions, we have contacted the seller or its representative to register our interest, or are currently engaged in discussions or negotiations directly with the seller or its representative.

The status of pipeline opportunities varies from early stage contact through varying levels of due diligence and negotiation. We have not entered into any letters of intent with exclusivity provisions as of the date of this prospectus supplement but are engaged in advanced discussions for one potential “significant” acquisition, constituting one of the larger targets in our pipeline, and discussions for several other potential transactions that are in the early stages. One or more of these potential acquisitions could be signed in the near future and closed as soon as the second quarter of 2018. There can be no assurance, however, that any particular opportunity in our pipeline will result in an acquisition by the Company.

If successful in the pursuit of our pipeline opportunities, we intend to use available cash, including the proceeds of this offering, in addition to future debt and/or equity financings, any of which may change our leverage profile. There are a number of factors that impact our successful consummation of these acquisitions, including available financing, competition, sometimes from larger competitors, and the potential risks inherent in assessing the value, strengths, weaknesses, contingent or other liabilities, and potential profitability of acquisition candidates, and in integrating the acquired companies. If our assessments, including the financial evaluation, of the target companies prove to be inaccurate, we could overpay, achieve fewer potential synergies, and incur additional future costs for one or more of the potential transactions. Our expectation is that, to the extent we are successful, any acquisition will be accretive to our business and be consistent with our existing strategic plan. However, these new acquisitions involve a number of risks and may not achieve our expectations; and therefore we could be adversely affected by any such acquisitions. We are not party to any definitive agreements in respect of such acquisition targets as of the date of this prospectus supplement, and we cannot assure you that we will become a party to such definitive agreements, or that if we do become a party to such agreements that we will be able to close on the transactions and acquire the target company. See “Risk Factors.”

Recent Developments

Preliminary Results for Year Ended December 30, 2017

We are in the process of preparing our financial results for the year ended December 30, 2017. Set forth below are preliminary estimates of certain results of operations that, based on available information to date, we expect to report as of and for the year ended December 30, 2017.

The data presented below is preliminary and unaudited, based upon our estimates, and subject to further internal review by our management and compilation of actual results. We have provided ranges for this data primarily because our closing procedures for the quarter and year ended December 30, 2017 are not yet complete. Our management’s estimates are based upon quarterly and annual information currently available from our business segments. While we expect that our results will be within these ranges and/or consistent with these estimates, our actual results may differ materially from these preliminary estimates.

All of the information presented below has been prepared by and is the responsibility of our management. Our independent registered public accounting firm, Grant Thornton, LLP, has not audited, reviewed, compiled, or performed any procedures with respect to our accompanying preliminary estimates. Accordingly, our independent registered public accounting firm does not express an opinion or any other form of assurance with respect to this information.

	Year ended December 30, 2017 Preliminary Estimates ($ in millions)
	Low	High
Consolidated Revenue	$341.5	$343.5
Hydraulics Segment Revenue	230.0	231.0
Electronics Segment Revenue	111.5	112.5
Adjusted Consolidated Operating Margin(1)	22.4%	22.6%
Consolidated Interest Expense	$3.7	$3.8
Effective Tax Rate	32.5%	33.5%
Capital Expenditures	$22.1	$22.3
Depreciation	10.7	10.8
Amortization	8.4	8.5
Cash and Cash Equivalents	$63.0	$64.0
Total Debt	$116.0	$116.0
Adjusted Net Income(1)	$41.7	$42.8
Adjusted EBITDA(1)	$86.9	$87.6

(1)	Adjusted Consolidated Operating Margin, Adjusted Net Income and Adjusted EBITDA are Non-GAAP Measures. Please see “Preliminary Estimates of Non-GAAP Measures” below.

Our consolidated revenue is expected to be in the range of $341.5 million to $343.5 million for the year ended December 30, 2017, a 73.5% to 74.5% increase compared to $196.9 million of consolidated revenue for the year ended December 31, 2016.

Our Hydraulics segment revenue is expected to be in the range of $230.0 million to $231.0 million for the year ended December 30, 2017, a 21.4% to 21.9% increase compared to $189.5 million for the year ended December 31, 2016.

Our Electronics segment revenue is expected to be in the range of $111.5 million to $112.5 million for the year ended December 30, 2017, compared to $7.4 million for the year ended December 31, 2016. Substantially all of the growth in the segment is due to the December 5, 2016 acquisition of Enovation Controls, which generated sales of $82.5 million on a pro forma basis for the year ended December 31, 2016, and $108.9 million to $109.9 million for the year ended December 30, 2017.

Adjusted consolidated operating margin is expected to be in the range of 22.4% to 22.6% for the year ended December 30, 2017, compared to 19.6% for the year ended December 31, 2016. While operating margin adjusted for acquisition-related amortization of intangibles and inventory step-up, and restructuring charges, which we had previously provided guidance for, once adjusted for certain items, as shown herein, improved in 2017 over 2016, we encountered these certain one-time costs and other cost increases or operational changes in November and December. These items are outlined below.

In the Hydraulics segment, fourth quarter 2017 one-time operational items which were adjusted out of Operating Income included the following:

•	Standard costing adjustments completed at year end resulted in a $0.5 million reduction of inventory due to improved productivity in our manufacturing facilities. More efficient processes, higher production volume, and resultant lower overhead costs per unit caused this reduction in inventory value which unfavorably increased cost of sales. While the adjustment is a one-time charge, we expect the benefits of increased productivity from improved processes will benefit future periods.

•	Costs related to our temporary workforce and materials outsourcing as well as higher than normal freight charges led to $0.7 million of one-time costs as we recovered from downtime and expedited past due orders after Hurricane Irma hit Florida. We also experienced supplier delivery issues throughout the fourth quarter. Both the temporary workforce and additional freight charge are related to our efforts to maintain industry-best lead times for Sun Hydraulics.

We also incurred $1.5 million of additional unanticipated costs resulting from factors relating to our operations in the fourth quarter. We have not adjusted our adjusted consolidated operating margin for these items as they may be recurring. These costs resulted from higher on-going freight costs associated with expediting products on both an inbound and outbound basis and material outsourcing to expand capacity to allow us to keep up with the significant increase in demand and maintain lead times to customers. We expect a portion of the material outsourcing and expedited freight charges will continue in 2018. Our mix of products sold in the period, and unfavorable foreign currency adjustments derived from a strong British Pound and Euro relative to the U.S. Dollar also drove up costs in the fourth quarter.

In the Electronics segment, fourth quarter 2017 one-time operational items which were adjusted out of Operating Income included the following:

•	We experienced $1.0 million of one-time charges relating to scrap issues in the fourth quarter. These were related to new products that were introduced in July and August 2017 but that experienced ramped-up production in the fourth quarter, as well as the addition of new manufacturing processes related to Surface Mount Technology production. We believe these issues were related directly to the complex carve-out of the two Enovation Controls lines of business that we acquired in December 2016. The carve-out was completed in the fourth quarter of 2017. There were several manufacturing lines that had to be moved and/or split between Enovation Controls in Tulsa, Oklahoma and the two lines of business in San Antonio, Texas that Sun Hydraulics did not acquire. We believe that the carve-out process impaired our ability to have full visibility of scrap and inventory as we worked through the fourth quarter. Given the nature of these charges, we believe they are complete and will not recur in 2018.

•	Additionally, we had inventory charges of $0.7 million related to excess, obsolete or missing inventory at year end, which we attribute to the carve-out process described above.

We also incurred $1.4 million of additional unanticipated costs resulting from factors related to our operations in the fourth quarter. We have not adjusted our adjusted consolidated operating margin metric for these items, as they may be recurring. These items resulted from an increase in the run rate of normal scrap, adjustments to reserves for medical plans, product mix, increased warranty expense related to the mid-year new product introductions and higher than expected temporary labor to support significantly increased demand. We expect a portion of the normal scrap increases to impact 2018 periods until we can work through the manufacturing process issues. We also expect additional costs related to our temporary workforce in each quarter of 2018.

On a consolidated basis, we also incurred restructuring charges and acquisition and finance-related expenses as set forth below under “Preliminary Estimates of Non-GAAP Measures.” Consolidated interest expense for the year ended December 30, 2017 is expected to be in the range of $3.7 million to $3.8 million.

Effective tax rate for the twelve months ended December 30, 2017 is expected to be in the range of 32.5% to 33.5%. As a result of the recently passed U.S. federal tax reform legislation (Tax Cuts and Jobs Act of 2017), this tax rate reflects a one-time tax expense of $0.6 million to $0.8 million resulting from a $2 million expense from transition tax for deemed repatriation of non-U.S. earnings which is offset by a $1.4 million tax benefit derived from the revaluation of Sun’s net deferred tax liability at the new lower federal tax rate for 2018 of 24.5% to 26.5%. ASC 740 requires us to recognize the effect of the tax law changes in the period of enactment. However, the SEC staff issued SAB 118 which will allow us to record provisional amounts during a measurement period which is similar to the measurement period used when accounting for business combinations. We will continue to assess the impact of the recently enacted tax law on our business and our consolidated financial statements.

Preliminary Estimates of Non-GAAP Measures

The following is a reconciliation of GAAP operating income to non-GAAP adjusted consolidated operating income ($ in millions):

	2017 Preliminary Estimates
Net sales	$341.5 - 343.5

GAAP Operating income	$61.0 - 61.7
Acquisition-related amortization of intangibles	8.4 - 8.5
Acquisition-related amortization of inventory step-up	1.8
Acquisition and financing-related expenses	1.2	(1)
Restructuring charges	1.5	(2)
One-time operational items	2.9	(3)

Non-GAAP Adjusted consolidated operating income	$76.8 - 77.4

GAAP Operating margin	17.8 - 18.0%
Non-GAAP Adjusted consolidated operating margin	22.4 - 22.6%

(1)	Includes expenses associated with the Company’s acquisition and financing activities to support its strategy.
(2)	Includes charges to consolidate the Company’s High Country Tek business into its Enovation Controls business.
(3)	Includes standard costing adjustments; temporary workforce, material outsourcing, and freight charges to recover from impact of Hurricane Irma; scrap and inventory issues attributable to the carve-out of Enovation Controls from its former organization; all 2017 preliminary estimates items deemed to be one-time in the fourth quarter.

The following is a reconciliation of GAAP net income to non-GAAP adjusted net income ($ in millions, except per share data):

	2017 Preliminary Estimates
GAAP Net income	$29.8 - 30.9
Acquisition-related amortization of inventory step-up	1.8
Acquisition and financing-related expenses	1.2	(1)
Restructuring charges	1.5	(2)
One-time operational items	2.9	(3)
Change in fair value of contingent consideration	9.5
Tax effect	(5.5 - 5.7)
Impact of tax reform	0.6 - 0.8

Non-GAAP Adjusted net income	$41.7 - 42.8

GAAP Net income per diluted share	$1.10 - 1.14

Non-GAAP Adjusted net income per diluted share	$1.54 - 1.58

(1)	Includes expenses associated with the Company’s acquisition and financing activities to support its strategy.
(2)	Includes charges to consolidate the Company’s High Country Tek business into its Enovation Controls business.
(3)	Includes standard costing adjustments; temporary workforce, material outsourcing, and freight charges to recover from impact of Hurricane Irma; scrap and inventory issues attributable to the carve-out of Enovation Controls from its former organization; all 2017 preliminary estimates items deemed to be one-time in the fourth quarter.

The following is a reconciliation of GAAP net income to non-GAAP adjusted EBITDA ($ in millions):

	2017 Preliminary Estimates
Net sales	$341.5 - 343.5

Net income	$29.8 - 30.9
Net interest expense (income)	3.7 - 3.8
Income taxes	16.1 - 16.6
Depreciation and amortization	19.1 - 19.3

EBITDA	69.9 - 70.6
Acquisition-related amortization of inventory step-up	1.8
Acquisition and financing-related expenses	1.2	(1)
Restructuring charges	1.5	(2)
One-time operational items	2.9	(3)
Change in fair value of contingent consideration	9.5

Adjusted EBITDA	$86.9 - 87.6

Adjusted EBITDA margin	25.5 - 26.0%

(1)	Includes expenses associated with the Company’s acquisition and financing activities to support its strategy.
(2)	Includes charges to consolidate the Company’s High Country Tek business into its Enovation Controls business.
(3)	Includes standard costing adjustments; temporary workforce, material outsourcing, and freight charges to recover from impact of Hurricane Irma; scrap and inventory issues attributable to the carve-out of Enovation Controls from its former organization; all 2017 preliminary estimates items deemed to be one-time in the fourth quarter.

Adjusted consolidated operating income, adjusted consolidated operating margin, adjusted net income and adjusted EBITDA are not measures determined in accordance with generally accepted accounting principles in the United States, commonly known as GAAP. Nevertheless, Sun Hydraulics believes that providing non-GAAP information such as adjusted consolidated operating income, adjusted consolidated operating margin, adjusted net income and adjusted EBITDA are important for investors and other readers of Sun Hydraulics’ financial statements, as they are used as analytical indicators by Sun Hydraulics’ management to better understand operating performance. Because adjusted consolidated operating income, adjusted consolidated operating margin, adjusted net income and adjusted EBITDA are non-GAAP measures and are thus susceptible to varying calculations, adjusted consolidated operating income, adjusted consolidated operating margin, adjusted net income and adjusted EBITDA, as presented, may not be directly comparable to other similarly titled measures used by other companies.

See also “—Strategy— Our Acquisition Strategy—Current, Prospective Acquisitions and Opportunities.”

Summary Financial Information

The following table sets forth our summary financial information. We derived the unaudited summary financial information for the years ended December 27, 2014, January 2, 2016 and December 31, 2016 presented below from our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2016, which is incorporated by reference. We derived the unaudited summary financial information as of September 30, 2017 and for the nine-months ended October 1, 2016 and 2017 from our unaudited condensed consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, which is incorporated into this prospectus supplement by reference. The unaudited summary financial information for the twelve months ended September 30, 2017 are derived by adding the financial information for the year ended December 31, 2016 to the financial information for the nine months ended September 30, 2017 and subtracting the financial information for the nine months ended October 1, 2016. In the opinion of management, the unaudited interim statements reflect all adjustments, which include normal recurring adjustments, necessary for a fair presentation of the financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future and the results as of and for the nine months ended September 30, 2017 are not necessarily indicative of results expected for the current fiscal year or any future period. Refer to the summary financial information below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes included in our Annual Report on Form 10-K for the year ended December 31, 2016 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, which are each incorporated into this prospectus supplement by reference.

	Twelve months ended September 30, 2017	Nine months ended September 30, 2017	Nine- months ended October 1, 2016	Year ended December 31, 2016	Year ended January 2, 2016	Year ended December 27, 2014
	(in thousands except per share data)
Net sales	$308,554	$258,689	$147,069	$196,934	$200,727	$227,673
Gross profit	$124,986	$107,671	$54,034	$71,349	$77,093	$93,892
Gross margin	41%	42%	37%	36%	38%	41%
Operating income	$58,773	$53,887	$29,573	$34,459	$46,891	$64,071
Operating margin	19%	21%	20%	17%	23%	28%
Net income	$31,908	$28,790	$20,186	$23,304	$33,138	$43,775
Basic and diluted net income per common share	$1.19	$1.07	$0.75	$0.87	$1.24	$1.65

The Offering

Common stock offered by us	4,000,000 shares

Common stock to be outstanding after this offering	31,077,145 shares

Initial offering prior per share to the public	$

Option to purchase additional shares	The underwriters have a 30-day option to purchase up to an additional 600,000 shares of common stock.

Use of proceeds

We estimate that the net proceeds from the sale of shares of common stock offered by us in this offering will be approximately $             million, or approximately $             million if the underwriters exercise in full their option to purchase 600,000 additional shares. We intend to use the net proceeds from this offering for the repayment of debt under our credit facility, to fund acquisition activity and for working capital and general corporate purposes. See “Use of Proceeds.”

Conflicts of Interest

An affiliate of SunTrust Robinson Humphrey, Inc. may receive more than 5% of the net proceeds of this offering by reason of the repayment of debt under our credit facility. See “Use of proceeds.” Accordingly, SunTrust Robinson Humphrey, Inc. is deemed to have a “conflict of interest” within the meaning of Rule 5121 of the Financial Industry Regulatory Authority, and this offering will be conducted in accordance with Rule 5121. See “Underwriting (Conflicts of Interest).”

Risk factors

You should read the “Risk Factors” section of this prospectus supplement and in the documents incorporated by reference in this prospectus supplement for a discussion of factors to consider before deciding to invest in our common stock.

Nasdaq Global Select Market symbol	“SNHY”

Unless otherwise indicated, the information in this prospectus supplement assumes no exercise of the underwriters’ option to purchase additional shares.

The number of shares of common stock to be outstanding after this offering is based on 27,077,145 shares outstanding as of December 30, 2017, and excludes as of that date:

•	457,567 shares of common stock reserved for future issuance under our 2011 Equity Incentive Plan;

•	492,828 shares of common stock reserved for future issuance under our Stock Purchase Plan;

•	53,481 shares of common stock reserved for future issuance under the Sun Hydraulics Limited Share Incentive Plan; and

•	148,874 shares of common stock reserved for future issuance under the Sun Hydraulics Corporation 2012 Nonemployee Director Fees Plan.

RISK FACTORS

You should consider carefully the risks described below and discussed under the section captioned “Risk Factors” contained in our annual report on Form 10-K for the year ended December 31, 2016, as updated by our subsequent filings under the Securities Exchange Act of 1934, as amended, which are incorporated by reference in this prospectus supplement and the accompanying prospectus in their entirety, together with other information in this prospectus supplement, the accompanying prospectus and the information and documents incorporated by reference in this prospectus supplement and the accompanying prospectus, and any free writing prospectus that we have authorized for use in connection with this offering before you make a decision to invest in our common stock. If any of the following events actually occur, our business, operating results, prospects or financial condition could be materially and adversely affected. This could cause the trading price of our common stock to decline and you may lose all or part of your investment. The risks described below are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business operations.

Risks Relating to Our Common Stock and This Offering

Future sales of our common stock in the public market or the issuance of securities senior to our common stock could adversely affect the trading price of our common stock and our ability to raise funds in new stock offerings. Sales by us or our shareholders of a substantial number of shares of our common stock in the public markets following this offering, or the perception that these sales might occur, could cause the market price of our common stock to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities.

Subject to certain exceptions described under the caption “Underwriting,” our directors, officers, and certain significant holders of our common stock have agreed not to offer, sell or agree to sell, directly or indirectly, any shares of our common stock without the permission of the underwriter for a period of 90 days from the date of this prospectus supplement. Sales of a substantial number of such shares upon expiration of such period, or the perception that such sales may occur, could cause our share price to fall or make it more difficult for you to sell your shares of our common stock at a time and price that you deem appropriate.

We may issue common stock or equity securities senior to our common stock in the future for a number of reasons, including to finance our operations and business strategy, as consideration in acquisitions or for other reasons. We cannot predict the effect, if any, that future sales or issuances of shares of our common stock or other equity securities, or the availability of shares of our common stock or any other equity securities for future sale or issuance, will have on the trading price of our common stock.

The price of our common stock may fluctuate significantly, which could negatively affect us and holders of our common stock. The trading price of our common stock may fluctuate significantly in response to a number of factors, many of which are beyond our control. For instance, if our financial results are below the expectations of securities analysts and investors, the market price of our common stock could decrease, perhaps significantly. Other factors that may affect the market price of our common stock include announcements relating to significant corporate transactions; operating and stock price performance of companies that investors deem comparable to us; future sales by us or our subsidiaries of equity, equity-related or debt securities; the amount, if any, of dividends that we pay on our common stock; anticipated or pending investigations, proceedings or litigation that involve or affect us; changes in regional, national or global financial markets and economies and general market conditions, such as interest or foreign exchange rates, stock, commodity, credit or asset valuations or volatility; and changes in government regulation or proposals relating to us. In addition, the U.S. and global securities markets have experienced significant price and volume fluctuations. These fluctuations often have been unrelated to the operating performance of companies in these markets. Market fluctuations and broad market, economic and industry factors may negatively affect the price of our common stock, regardless of our operating performance. You may not be able to sell your shares of our common stock at or above the public offering price, or at all. Any volatility of or a significant decrease in the market price of our common stock could also negatively affect our ability to make acquisitions using our common stock.

Additional issuances of equity securities would dilute the ownership of existing shareholders and could reduce our earnings per share. We may issue equity securities in the future in connection with capital raising activities, acquisitions, strategic transactions or for other purposes. To the extent we issue additional equity securities, the ownership of our existing shareholders would be diluted and our earnings per share could be reduced.

Provisions in our amended and restated articles of incorporation and amended and restated bylaws, as well as certain provisions of Florida law, may discourage a takeover attempt. Provisions contained in our amended and restated articles of incorporation and amended and restated bylaws, as well as certain provisions of Florida law, could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our shareholders. Provisions of our amended and restated articles of incorporation and amended and restated bylaws impose various procedural and other requirements which could make it more difficult for shareholders to effect certain corporate actions. For example, our amended and restated articles of incorporation authorizes our board of directors to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock, without any vote or action by our shareholders. Thus, our board of directors can authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our common stock. In addition, a change of control of our Company may be delayed or deterred as a result of our having three classes of directors serving staggered three-year terms. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. See “Description of Capital Stock” in the accompanying prospectus.

We are subject to control by certain shareholders and management. Christine L. Koski, the daughter of the deceased founder of the Company, Robert E. Koski, is a member of the board of directors. She, along with other family members, own or control approximately 11% of the outstanding shares of our common stock. Accordingly, the members of the Koski family have the ability to influence significantly the election of our directors and the outcome of certain corporate actions requiring shareholder approval, and to influence our business. Such influence could preclude any acquisition of the Company and could adversely affect the price of our common stock. Our directors and executive officers as a group beneficially own or control approximately 9% of the outstanding shares of our common stock.

You may not receive dividends on our common stock. Holders of our common stock are only entitled to receive such dividends as our board of directors may declare out of funds legally available for such payments and as permitted by our debt agreements. Although historically we have paid a continuous quarterly dividend and a periodic special dividend, we are not required to declare cash dividends on our common stock and the payment of future quarterly and special dividends is subject to the discretion of our board of directors. In determining the amount of any future quarterly or special dividends, our board of directors will consider economic and market conditions, our financial condition and operating results. Any change in our historical dividend practice could adversely affect the market price of our common stock. If our board of directors decides not to pay dividends in the future, then a return on your investment in our common stock will only occur if our stock price appreciates.

Securities analysts may issue negative reports or cease to cover our common stock, which may have a negative impact on the market price of our common stock. The trading market for our common stock may be affected in part by the research and reports that industry or financial analysts publish about us or our business. If one or more of the analysts who elects to cover us downgrades our stock, then our stock price would likely decline rapidly. If one or more of these analysts ceases coverage of Sun, we could lose visibility in the market, which in turn could cause our stock price to decline. This could have a negative effect on the market price of our common stock.

Risks Relating to Our Business

General global economic trends and industry trends may affect our sales. The capital goods industry in general, and the Hydraulics segment in particular, are subject to economic cycles, which directly affect customer orders, lead times and sales volume. Economic downturns generally have a material adverse effect on our business and results of operations, as they did in 2009. Cyclical economic expansions such as those of 2014, provide a context where demand for capital goods is stimulated, creating increased demand for the products we produce. In the Electronics segment, our business and widespread adoption of advanced digital control solutions which integrate technologies such as high resolution displays, configurable software GPS navigation telematics, vehicle management systems, and diagnostics to improve engine safety, energy efficiency, performance, and reliability with less dependence on operator skill, is dependent on the general economy, but also favorable industry trends of the many industries our products serve. If one or more of these expected industry trends fails to occur, or occurs at a slower rate than expected, our sales growth will be negatively impacted and our business will be adversely affected. In the future, continued weakening or improvement in the economy will directly affect orders and influence results of operations.

Our business could be harmed by adverse global and regional economic and political conditions. In June 2016, voters in the United Kingdom approved the United Kingdom’s exit from the European Union (“Brexit”), and the British government has indicated that it intends to negotiate the withdrawal of the United Kingdom from the European Union based on the results of this vote. The Brexit vote has created significant economic uncertainty in the United Kingdom and in Europe, the Middle East, and Asia, which may negatively impact our business results in those regions. In addition, the terms of Brexit, once negotiated, could potentially disrupt the markets we serve and the tax jurisdictions in which we operate and adversely change tax benefits or liabilities in these or other jurisdictions, and may cause us to lose customers, suppliers, and employees. In addition, Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the United Kingdom determines which European Union laws to replace or replicate. Any of these effects could adversely affect our business and results of operations.

We are subject to intense competition.

Hydraulics

The Hydraulics segment is intensely competitive, and competition comes from a large number of companies, some of which are full-line producers and others that are niche suppliers like us. Full-line producers have the ability to provide total hydraulic systems to customers, including components functionally similar to those manufactured by us. We believe that we compete based upon quality, reliability, price, value, speed of delivery and technological characteristics. Many screw-in cartridge valve competitors are owned by corporations that are significantly larger and have greater financial resources than we have. A new class of competitor has recently emerged in low-cost production areas such as Asia and Eastern Europe with look-alike products. We cannot assure you that we will continue to be able to compete effectively with these companies.

Most competitors either manufacture manifolds or have sources that they use on a regular basis. In addition, there are many independent manifold suppliers that produce manifolds incorporating various manufacturers’ screw-in cartridge valves, including those made by us. Finally, there are many small, independent machine shops that produce manifolds at very competitive prices. We believe that competition in the manifold and integrated package business is based upon quality, price, performance, proximity to the customer and speed of delivery. Many competitors have very low overhead structures and we cannot assure you that we will be able to continue to compete effectively with these companies.

In addition, we compete in the sale of hydraulic valves, manifolds and integrated packages with certain of our customers, who also may be competitors. Generally, these customers purchase cartridge valves from us to meet a specific need in a system that cannot be filled by any valve they make themselves. To the extent that we introduce new products in the future that increase competition with such customers, it may have an adverse effect on our relationships with them.

Electronics

In the Electronics segment, our products face, and will continue to face, significant competition, including from incumbent technologies. New developments in technology may negatively affect the development or sale of some or all of our products or make our products uncompetitive or obsolete. Other companies, many of which have substantially longer operating histories and larger customer bases, name recognition, and financial and marketing resources than we do, are currently engaged in the development of products and technologies that are similar to, or may compete with, certain of our products and technologies.

We sell products into competitive markets. Within our primary markets, we compete with a range of companies that offer certain individual components of our full system solutions. The components of our overall systems most commonly include displays, panels, sensors, valves, and other end-devices. These competitors include, but are not limited to, LOFA Industries, Inc., Controls, Inc., Medallion Instrumentation Systems LLC, and Faria Beede Instruments, Inc.

We also face competition from customers developing products internally. Customers for our products generally have substantial technological capabilities and financial resources. Some customers have traditionally used these resources to develop their own products internally. The future prospects for our products are dependent upon our customers’ acceptance of our products as an alternative to their internally developed products. Future sales prospects also are dependent upon acceptance of third-party sourcing for products as an alternative to in-house development. Customers may in the future continue to use internally developed components. They also may decide to develop or acquire products that are similar to, or that may be substituted for, our products. If our customers fail to accept our products as an alternative, if they develop or acquire the technology to develop such products internally rather than purchase our products, or if we are otherwise unable to develop or maintain strong relationships with them, our business, financial condition and results of operations would be materially and adversely affected.

Competitive actions, such as price reductions, consolidation in the industry, improved delivery and other actions, could adversely affect our revenue and earnings. We could experience a material adverse effect to the extent that our competitors are successful in reducing our customers’ purchases of products and services from us. Competition could also cause us to lower our prices, which could reduce our margins and profitability.

We are subject to risks relating to international sales. International sales represent a significant proportion of our consolidated sales. Approximately 59% and 47% of our net sales were outside of the United States during 2016 and the first nine months of 2017, respectively. We will continue to expand the scope of operations outside the United States, both through direct investment and distribution, and expect that international sales will continue to account for a substantial portion of net sales in future periods.

Our future results could be harmed by a variety of factors, including:

•	changes in the political and economic conditions in the countries in which we operate, including civil uprisings and terrorist acts;

•	unexpected changes in regulatory requirements;

•	the imposition of duties and tariffs and other trade barriers;

•	import and export controls;

•	potentially negative consequences from changes in United States and international tax laws;

•	fluctuations in currency exchange rates and the value of the U.S. dollar;

•	exchange controls and currency restrictions;

•	expropriation of property without fair compensation;

•	governmental actions that result in the deprivation of contract or proprietary rights;

•	the acceptance of business practices which are not consistent with or are antithetical to prevailing business practices we are accustomed to in the United States, including bribery and corruption;

•	difficulty in staffing and managing geographically widespread operations;

•	the unionization of, or increased union activity, such as strikes or work stoppages, with respect to, our workforce outside the United States;

•	differing labor regulations;

•	requirements relating to withholding taxes on remittances and other payments by subsidiaries;

•	different regulatory regimes controlling the protection of our intellectual property;

•	difficulty in enforcement of contractual obligations under non-U.S. law;

•	refusal or inability of foreign banks to make payment on letters of credit in connection with foreign sales, and our inability to collect from our foreign customers in such circumstances;

•	restrictions on our ability to own or operate subsidiaries, repatriate dividends or earnings from our foreign subsidiaries, or to make investments or acquire new businesses in these jurisdictions; and

•	the burden of complying with multiple and potentially conflicting laws.

Our international operations and sales also expose us to different local political, regulatory, and business risks and challenges. For example, we are faced with potential difficulties in staffing and managing local operations and we have to design local solutions to manage credit and legal risks of local customers and distributors, which may not be effective. In addition, because some of our international sales are to suppliers that perform work for foreign governments, we are subject to the political and legal risks associated with foreign government projects. For example, certain foreign governments may require suppliers for a project to obtain products solely from local manufacturers or may prohibit the use of products manufactured in certain countries.

International growth and expansion into markets such as Europe, Asia, and Latin America may cause us difficulty due to greater regulatory barriers than in the United States, the necessity of adapting to new regulatory systems, problems related to entering new markets with different economic, social and political systems and conditions, and significant competition from the primary participants in these markets, some of which may have substantially greater resources and political influence than we do. For example, unstable political conditions or civil unrest could negatively impact our order levels and sales in a region or our ability to collect receivables from customers or operate or execute projects in a region.

Our international operations and transactions also depend upon favorable trade relations between the United States and those foreign countries in which our customers and suppliers have operations. A protectionist trade environment in either the United States or those foreign countries in which we do business or sell products, such as a change in the current tariff structures, export compliance laws, government subsidies, or other trade policies, may adversely affect our ability to sell our products or do business in foreign markets. Our overall success as a global business depends, in part, upon our ability to succeed in differing economic, social, and political conditions. We may not succeed in developing and implementing policies and strategies to counter the foregoing factors effectively in each location where we do business, and the foregoing factors may cause a reduction in our sales, profitability, or cash flows, or cause an increase in our liabilities.

Failure to comply with laws, regulations and policies, including the U.S. Foreign Corrupt Practices Act or other applicable anti-corruption legislation, could result in fines, criminal penalties and an adverse effect on our business. We are subject to regulation under a wide variety of U.S. federal and state and non-U.S. laws, regulations and policies, including anti-corruption laws and export-import compliance and trade laws, due to our global operations. In particular, the U.S. Foreign Corrupt Practices Act, or FCPA, the U.K. Bribery Act of

2010 and similar anti-bribery laws in other jurisdictions generally prohibit companies, their agents, consultants and other business partners from making improper payments to government officials or other persons (i.e., commercial bribery) for the purpose of obtaining or retaining business or other improper advantage. They also impose recordkeeping and internal control provisions on companies such as ours. We operate and/or conduct business, and any acquisition target may operate and/or conduct business, in some parts of the world, such as China, India and Russia, that are recognized as having governmental and commercial corruption and in such countries, strict compliance with anti-bribery laws may conflict with local customs and practices. Under some circumstances, a parent company may be civilly and criminally liable for bribes paid by a subsidiary. We cannot assure you that our or any acquisition target’s internal control policies and procedures have protected us, or will protect us, from unlawful conduct of our employees, agents, consultants and other business partners. In the event that we believe or have reason to believe that violations may have occurred, including without limitation violations of anti-corruption laws, we may be required to investigate and/or have outside counsel investigate the relevant facts and circumstances, which can be expensive and require significant time and attention from senior management. Violation may result in substantial civil and/or criminal fines, disgorgement of profits, sanctions and penalties, debarment from future work with governments, curtailment of operations in certain jurisdictions, and imprisonment of the individuals involved. As a result, any such violations may materially and adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Any of these impacts could have a material, adverse effect on our business, results of operations or financial condition.

Failure to comply with laws, regulations and policies, including securities laws, could result in fines, criminal penalties and an adverse effect on our business. Additionally, we have received a letter dated November 14, 2017 from the SEC informing us that the SEC is conducting an inquiry into our earnings per share, or EPS, calculation practices and requesting that we voluntarily provide certain information and documents relating to our EPS calculation and reporting practices. The SEC’s letter states that it should not be construed as an indication that any violation of any federal securities laws has occurred. We have provided the requested information and documents to the SEC and intend to continue to fully cooperate with the SEC inquiry. At this stage, we are unable to predict when the SEC’s inquiry will conclude. We believe we are in compliance with all federal securities laws related to our EPS calculation practices. Nevertheless, the SEC inquiry may cause a diversion of management’s time and attention, which could have a material adverse effect on our financial condition and results of operations.

Fluctuations in exchange and interest rates may affect our operating results and impact our financial condition. Fluctuations in the value of the U.S. dollar may increase or decrease our sales or earnings. Because our consolidated financial results are reported in U.S. dollars, when we generate sales or earnings in other currencies, or we pay expenses in other currencies, the translation of those results into U.S. dollars can result in a significant increase or decrease in the amount of those sales or earnings. If the U.S. dollar strengthens relative to the value of the local currency, we may be less competitive. In addition, our debt service requirements are in U.S. dollars and a portion of our cash flow is generated in British Pounds, Euros or other foreign currencies. Significant changes in the value of the foreign currencies relative to the U.S. dollar could impair our cash flow, results of operations, and financial condition.

In addition, fluctuations in currencies relative to the U.S. dollar may make it more difficult to perform period-to-period comparisons of our reported results of operations. For purposes of accounting, the assets and liabilities of our foreign operations, where the local currency is the functional currency, are translated using period-end exchange rates, and the revenues and expenses of our foreign operations are translated using average exchange rates during each period.

In addition to currency translation risks, we incur currency transaction risk whenever we enter into either a purchase or a sales transaction using a currency other than U.S. dollars. Given the volatility of exchange rates, we may not be able to effectively manage our currency or translation risks. Volatility in currency exchange rates may decrease our sales and profitability and impair our financial condition. Though we periodically evaluate our need to hedge our exposures to foreign currencies, we have not hedged any such exposures to date.

Our existing indebtedness could adversely affect our business and growth prospects. As of December 30, 2017, we had total indebtedness (including the current portion) of approximately $116 million. Our indebtedness, or any additional indebtedness we may incur, could require us to divert funds identified for other purposes for debt service and impair our liquidity position. If we cannot generate sufficient cash flow from operations to service our debt, we may need to refinance our debt, dispose of assets or issue equity to obtain necessary funds. We do not know whether we will be able to take any of these actions on a timely basis, on terms satisfactory to us or at all.

Our indebtedness, the cash flow needed to satisfy our debt and the covenants contained in our senior credit facility have important consequences, including:

•	limiting funds otherwise available for financing our capital expenditures by requiring us to dedicate a portion of our cash flows from operations to the repayment of debt and the interest on this debt;

•	limiting our ability to incur additional indebtedness;

•	limiting our ability to capitalize on significant business opportunities;

•	placing us at a competitive disadvantage to those of our competitors that are less indebted than we are;

•	making us more vulnerable to rising interest rates; and

•	making us more vulnerable in the event of a downturn in our business.

More specifically, under the terms of our senior credit facility, we have agreed to certain financial covenants. In addition, our senior credit facility places limitations on our ability to make capital expenditures and to acquire other companies. Any failure by us to comply with the financial or other covenants set forth in our senior credit facility in the future, if not cured or waived, could result in our senior lender accelerating the maturity of our indebtedness or preventing us from accessing availability under our senior credit facility. If the maturity of our indebtedness is accelerated, we may not have sufficient cash resources to satisfy our debt obligations and we may not be able to continue our operations as planned.

We may need additional capital in the future, and it may not be available on acceptable terms, or at all. We may require additional capital in the future to:

•	fund our operations;

•	finance investments in equipment and infrastructure needed to maintain and expand our manufacturing and distribution capabilities;

•	enhance and expand the range of products we offer; and

•	respond to potential strategic opportunities, such as investments, acquisitions, and international expansion.

We can give no assurance that additional financing will be available on terms favorable to us, or at all. The terms of available financing may place limits on our financial and operating flexibility. If adequate funds are not available on acceptable terms, we may be forced to reduce our operations or to delay, limit or abandon expansion opportunities. Moreover, even if we are able to continue our operations, the failure to obtain additional financing could reduce our competitiveness. Our senior credit facility limits our ability to incur additional debt and therefore we likely would have to issue additional equity to raise additional capital. If we issue additional equity, your interest in us will be diluted.

We are subject to various risks relating to our growth strategy. In pursuing our growth strategy and Vision 2025, we intend to expand our presence in existing markets, enter new markets, and pursue acquisitions and joint ventures to complement our business. Many of the expenses arising from expansion efforts may have a negative effect on operating results until such time, if at all, that these expenses are offset by increased revenues. We cannot assure you that we will be able to improve our market share or profitability, recover our expenditures, or successfully implement our growth strategy.

The expansion strategy also may require substantial capital investment for the construction of new facilities and their effective operation. Although we intend to finance the acquisition of additional assets using the net proceeds from this offering, cash from operations, and our senior credit facility, we may require additional capital to fully execute our strategy. We can give no assurance that additional financing will be available on terms favorable to us, or at all.

Our culture, by encouraging initiative, and both individual and collaborative responsibility, has substantially contributed to our success and operating results. Because our employees are able to readily shift their job functions to accommodate the demands of the business and changes in the market, we are a nimble, creative and innovative organization. As we increase the number of our employees and grow into new geographic markets, our culture will likely shift and evolve in new ways. Because our culture promotes the drivers of our success, our inability to protect and align our core values and culture with the evolving needs of the business could adversely affect our continued success.

We may fail to successfully acquire or integrate companies that provide complementary products or technologies. A key component of our growth strategy and Vision 2025 depends upon our ability to successfully identify and integrate acquisition targets that complement our existing products and services. Such a strategy involves the potential risks inherent in assessing the value, strengths, weaknesses, contingent or other liabilities, and potential profitability of acquisition candidates and in integrating the operations of acquired companies. In addition, any acquisitions of businesses with foreign operations or sales may increase our exposure to risks inherent in doing business outside the United States. From time to time, we may have acquisition discussions with potential target companies both domestically and internationally. Any acquisition may or may not occur and, if an acquisition does occur, it may not be successful in enhancing our business for one or more of the following reasons:

•	Any business acquired may not be integrated successfully and may not prove profitable;

•	The price we pay for any business acquired may overstate the value of that business or otherwise be too high;

•	Liabilities we take on through the acquisition may prove to be higher than we expected;

•	Impairment of relationships with employees and customers of the business acquired as a result of the change in ownership;

•	We may fail to achieve acquisition synergies; or

•	The focus on the integration of operations of acquired entities may divert management’s attention from the day-to-day operation of our businesses.

Inherent in any future acquisition is the risk of transitioning company cultures and facilities. The failure to efficiently and effectively achieve such transitions could increase our costs and decrease our profitability.

We also may incur significant costs such as transaction fees, professional service fees, and other costs related to future acquisitions, as well as integration costs following the completion of any such acquisitions. Although we expect that the realization of efficiencies related to the integration of any acquired businesses will offset the incremental transaction and acquisition-related costs over time, this net financial benefit may not be achieved in the near term, or at all.

If we are unable to continue our technological innovation and successful introduction of new commercial products, our business will be adversely affected. The industries we serve in the Electronics segment experience ongoing technological change and product improvement. Manufacturers periodically introduce new generations of products or require new technological capacity to develop customized products or to respond to industry developments or needs. Our future growth will depend on our ability to gauge the direction of the commercial and technological progress in our markets, as well as our ability to acquire new product technologies or to fund and successfully develop, manufacture and market products in this constantly changing environment. We must continue to identify, develop, manufacture and market innovative products on a timely basis to replace existing products in order to maintain our profit margins and competitive position. We may not be successful in acquiring and developing new products or technologies and any of our new products may not be accepted by our customers. If we fail to keep pace with evolving technological innovations in the markets we serve, our business will be adversely affected. Technology does not advance as quickly in the Hydraulics segment and therefore has a lower threat than the Electronics segment relative to continued technological innovation.

Our product development activities may not be successful or may be more costly than currently anticipated, or we may not be able to produce newly developed products at a competitive cost. Our business involves a significant level of product development activities, generally in connection with our customers’ development activities. Industry standards, customer expectations, or other products may emerge that could render one or more of our products or services less desirable or obsolete. Maintaining our market position requires continued investment in research and development. During an economic downturn or a subsequent recovery, we may need to maintain our investment in research and development, which may limit our ability to reduce these expenses in proportion to a sales shortfall. In addition, increased investments in research and development may divert resources from other potential investments in our business, such as acquisitions or investments in our facilities, processes and operations. If these activities are not as successful as currently anticipated, are not completed on a timely basis, or are more costly than currently anticipated, or if we are not able to produce newly developed products at a cost that meets the anticipated product cost structure, then our future sales, margins and/or earnings could be lower than expected, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed. In the Electronics segment particularly, we rely significantly on trade secrets, including unpatented software algorithms, know-how, technology, and other proprietary information, to maintain our competitive position. We seek to protect software algorithms through encryption mechanisms in the distribution of our binary files used in programming our engine control products. However, we cannot guarantee that these encryption techniques can protect all or any portion of these binary files. In practice, we seek to protect our trade secrets by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties. In practice, we also enter into confidentiality and noncompetition agreements with certain of our employees and consultants that obligate them to assign to us any inventions developed in the course of their work for us. However, we cannot guarantee that we have executed these agreements with each party that may have or have had access to our trade secrets or that the agreements we have executed will provide adequate protection. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. As a result, we may be forced to bring claims against third parties, or defend claims that they bring against us, to determine ownership of what we regard as our intellectual property. Monitoring unauthorized disclosure is difficult and we do not know whether the procedures we have followed to prevent such disclosure are, or will be, adequate. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States may be less willing or unwilling to protect trade secrets. If any of our trade secrets were to be disclosed to, or independently developed by, a competitor, our competitive position would be harmed, which could have an adverse effect on our business and financial condition.

The inability to protect our intellectual property could reduce or eliminate any competitive advantage and reduce our sales and profitability, and the cost of protecting our intellectual property may be significant. In the Electronics segment particularly, we have obtained and applied for some U.S. and foreign trademark and patent registrations and will continue to evaluate the registration of additional trademarks and patents, as appropriate. The key issued patents in our patent portfolio are scheduled to expire between 2025 and

2033. We cannot guarantee that any of our pending patent and trademark applications will be approved. Moreover, even if the applications are approved, third parties may seek to oppose or otherwise challenge them. An inability to obtain registrations in the United States or elsewhere could limit our ability to protect our trademarks and technologies and could impede our business. Further, the protection of our intellectual property rights may require expensive investment in protracted litigation and substantial management time, and there is no assurance we ultimately would prevail or that a successful outcome would lead to an economic benefit that is greater than the investment in the litigation. Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of our issued patents. On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted and may also affect patent litigation. The United States Patent and Trademark Office recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, only became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business and financial condition.

We may also face difficulties protecting our intellectual property rights in foreign countries. The laws of foreign countries in which our products are sold or manufactured may not protect our intellectual property rights to the same extent as the laws of the United States. For example, we are increasing our technical capabilities and sales in China, where laws may not afford the same intellectual property protections.

Our use of open source software may expose us to additional risks. In the Electronics segment, we use open source software in our business, including in some of our products. While we try to monitor all use of open source software in our business to ensure that no open source software is used in such a way as to require us to disclose the source code to critical or fundamental elements of our software or technology, we cannot be certain that such use may not have inadvertently occurred in deploying our solutions. Furthermore, the terms of many open source licenses have not been interpreted by U.S. courts. As a result, there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our products. The risks associated with usage of open source software cannot be eliminated and could potentially have a material adverse effect on our business, financial condition, and results of operations.

If we are alleged to have infringed upon the intellectual property rights owned by others, our business and results of operations could be materially adversely affected. In the Electronics segment, competitors or other third parties may allege that we, or consultants or other third parties retained or indemnified by us, infringe on their intellectual property rights. We also may face allegations that our employees have misappropriated intellectual property rights of their former employers or other third parties. From time to time, we receive notices from other companies that allege we may be infringing certain of their patents or other rights. If we are unable to resolve these matters satisfactorily, or to obtain licenses on acceptable terms, we may face litigation. Given the potential risks and uncertainties of intellectual property-related litigation, the assertion of an infringement claim against us may cause us to spend significant amounts to defend the claim (even if we ultimately prevail), pay significant money damages, lose significant revenues, be prohibited from using the relevant technologies or other intellectual property rights, cease offering certain products or services, or incur significant license, royalty, or technology development expenses. Even in instances where we believe that claims and allegations of intellectual property infringement against us are without merit, defending against such claims is time consuming and expensive and could result in the diversion of time and attention of our management and employees. In addition, although in some cases a third party may have agreed to indemnify us for such costs, such indemnifying party may refuse or be unable to uphold its contractual obligations.

We are dependent upon key employees and skilled personnel. Our success depends, to some extent, upon a number of key individuals. The loss of the services of one or more of these individuals could have a material adverse effect on our business. Future operating results depend to a significant degree upon the continued contribution of key management, technical personnel and the skilled labor force. As the Company continues to expand internationally, additional management and other key personnel will be needed. Competition for management and engineering personnel is intense, and other employers may have greater financial and other resources to attract and retain these employees. We conduct a substantial part of our operations in Sarasota, Florida, and Tulsa, Oklahoma. Our continued success is dependent on our ability to attract and retain a skilled labor force at these locations. There are no assurances that we will continue to be successful in attracting and retaining the personnel required to develop, manufacture and market our products and expand our operations.

We are subject to fluctuations in the prices of parts and raw materials, and dependent on our suppliers of these parts. We are dependent upon suppliers for parts and raw materials used in the manufacture of components that we sell to our customers, and some of our raw material costs are subject to commodity market price fluctuations. We may experience an increase in costs for parts or raw materials that we source from our suppliers, or we may experience a shortage of parts or raw materials for various reasons, such as the loss of a significant supplier, high overall demand creating shortages in parts and supplies we use, financial distress, work stoppages, natural disasters, fluctuations in commodity prices, or production difficulties that may affect one or more of our suppliers. In particular, current or future global economic uncertainty may affect our key suppliers in terms of their operating cash flow and access to financing. This may, in turn, affect their ability to perform their obligations to us. In addition, quality and sourcing issues that our suppliers may experience can also adversely affect the quality and effectiveness of our products and services and may result in liability or reputational harm to us. Our customers rely on us to provide on-time delivery and have certain rights if our delivery standards are not maintained. A significant increase in our supply costs, including for raw materials that are subject to commodity price fluctuations, or a protracted interruption of supplies for any reason, could result in the delay of one or more of our customer contracts, or could damage our reputation and relationships with our customers. Any of these events could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Some of our products contain magnets that use rare earth metals, and unavailability or limited supply of these metals could delay production of our products or increase our production costs. In the Electronics segment, some of our products contain magnets that use rare earth metals sourced from China. Although such rare earth metals are available from other sources, these alternative sources may be more costly. Reduced availability of such rare earth metals from China through additional export regulations or restrictions, export quotas, tariffs, or for other reasons could impact our ability to obtain magnets that use the required rare earth metals in sufficient quantities, in a timely manner, or at a commercially reasonable cost. In the event that China’s actions cause our suppliers to seek alternate sources of supply for rare earth metals, it could cause a delay in the production of our products that contain magnets using rare earth metals and increase the cost to us of such magnets, thereby reducing or eliminating our profit margin on certain of our products if we are unable to pass the increase in our production costs on to our customers. Increasing prices to our customers due to escalating costs of rare earth metals may reduce demand for our products and negatively affect our results of operations.

Increased IT security threats and more sophisticated and targeted computer crime could pose a risk to our systems, networks, products, solutions and services. We are dependent on various information technologies throughout our Company to administer, store and support multiple business activities. Increased global IT security threats and more sophisticated and targeted computer crime pose a risk to the security of our systems and networks and the confidentiality, availability and integrity of our data. While we attempt to mitigate these risks by employing a number of measures, including employee training, comprehensive monitoring of our networks and systems, and maintenance of backup and protective systems, our systems, networks, products, solutions, and services remain potentially vulnerable to advanced persistent threats. Depending on their nature and scope, such threats could potentially lead to the compromising of confidential information, improper use of our systems and networks, manipulation and destruction of data, defective products, production downtimes, and operational disruptions, which in turn could adversely affect our reputation, competitiveness, and results of operations.

Unforeseen or recurring operational problems at any of our facilities, or other catastrophic loss of one of our key manufacturing facilities, may cause significant lost production and adversely affect our results of operations. Our manufacturing process could be affected by operational problems that could impair our production capability. Many of our manufacturing facilities contain high cost and sophisticated machines that are used in our manufacturing process. Disruptions or shut downs at any of our facilities could be caused by:

•	maintenance outages to conduct maintenance activities that cannot be performed safely during operations;

•	prolonged power failures or reductions;

•	breakdown, failure or substandard performance of any of our machines or other equipment;

•	noncompliance with, and liabilities related to, environmental requirements or permits;

•	disruptions in the transportation infrastructure, including railroad tracks, bridges, tunnels or roads;

•	fires, floods, earthquakes, tornadoes, hurricanes, microbursts or other catastrophic disasters, national emergencies, political unrest, war or terrorist activities; or

•	other operational problems.

If some of our facilities are shut down, they may experience prolonged startup periods, regardless of the reason for the shutdown. Those startup periods could range from several days to several weeks or longer, depending on the reason for the shutdown and other factors. Any prolonged disruption in operations at any of our facilities could cause a significant loss of production and adversely affect our results of operations and negatively impact our customers and dealers.

A significant portion of our operations are located in Florida, a region that is susceptible to hurricanes. A catastrophic event, whether resulting from a hurricane or otherwise, could result in the loss of the use of all or a portion of one of our manufacturing facilities. Although we carry property and business interruption insurance, our coverage may not be adequate to compensate us for all losses that may occur. Any of these events individually or in the aggregate could have a material adverse effect on our business, financial condition and operating results.

We are subject to risks relating to changes in our tax rates, unfavorable resolution of tax contingencies, or exposure to additional income tax liabilities. We are subject to income taxes in the United States and various non-U.S. jurisdictions. Domestic and international tax liabilities are subject to the allocation of income among various tax jurisdictions. Our effective tax rate could be affected by changes in the mix among earnings in countries with differing statutory tax rates or changes in tax laws. We are subject to on-going tax audits in various jurisdictions. If these audits result in assessments different from amounts reserved, future financial results may include unfavorable adjustments to our tax liabilities, which could have a material adverse effect on our results of operations.

U.S. federal income tax reform could adversely affect us and our shareholders. On December 22, 2017, President Trump signed into law the Tax Cuts and Jobs Act, or the TCJA, which significantly reforms the Internal Revenue Code of 1986, as amended, or the Code. The TCJA, among other things, includes changes to U.S. federal tax rates, imposes significant additional limitations on the deductibility of interest, allows for the expensing of capital expenditures, and puts into effect the migration from a “worldwide” system of taxation to a quasi-territorial system. We expect that as a result of the TCJA our 2018 federal income tax rate will be between 24.5% and 26.5% and we continue to examine the impact that this tax reform legislation may have on our business. The impact of this tax reform on holders of our common stock is uncertain and could be adverse. This prospectus does not discuss any such tax legislation or the manner in which it might affect investors in our common stock. We urge our shareholders, including investors in common stock in this offering, to consult with their legal and tax advisors with respect to such legislation and the potential tax consequences of investing in our common stock.

Our operations are subject to environmental, health and safety laws and regulations, and we may face significant costs or liabilities associated with environmental, health and safety matters. We are subject to a variety of federal, state, local and foreign environmental, health, and safety laws and regulations concerning, among other things, the discharge of pollutants into the soil, air, and water, the generation, storage, handling, use, release, disposal and transportation of hazardous materials and wastes, environmental cleanup, and the health and safety of our employees. Environmental, health, and safety laws and regulations continue to evolve, and we may become subject to increasingly stringent environmental standards in the future, particularly related to air quality and water quality, which could require us to make changes to our operations or incur significant costs relating to compliance. We are also required to obtain and maintain environmental, health and safety permits and approvals for our facilities and operations. Our failure to comply with such laws, regulations, permits and approvals could subject us to increased employee healthcare and workers’ compensation costs, liabilities, fines, penalties or other sanctions or compliance or other costs and could have a material adverse effect on our business, financial condition and results of operation.

Our business is subject to a variety of governmental regulations that may restrict our business and may result in costs and penalties. We are subject to a variety of federal, state, and local laws and regulations relating to foreign business practices, labor and employment, construction, land use, and taxation, among others. These laws and regulations are complex, change frequently and have tended to become more stringent over time. Failure to comply with these laws and regulations may result in a variety of administrative, civil and criminal enforcement measures, including assessment of monetary penalties and the imposition of corrective requirements. From time to time, as part of the regular overall evaluation of our operations, including newly acquired operations, we may be subject to compliance audits by regulatory authorities. In addition, any failure to comply with regulations related to the government procurement process at the federal, state, or local level or restrictions on political activities and lobbying may result in administrative or financial penalties including being barred from providing services to governmental entities, which could have a material adverse effect on our results of operation.

Our operations expose us to risks of non-compliance with numerous countries’ import and export laws and regulations. Due to our significant foreign sales, we are subject to trade and import and export regulations in multiple jurisdictions, including the U.S. Treasury Department’s Office of Foreign Assets Control’s regulations. As a result, compliance with multiple trade sanctions and embargoes and import and export laws and regulations pose a constant challenge and risk to us. Furthermore, the laws and regulations concerning import activity, export recordkeeping and reporting, export control and economic sanctions are complex and constantly changing. Any failure to comply with applicable legal and regulatory trading obligations could result in criminal and civil penalties and sanctions, such as fines, imprisonment, debarment from governmental contracts, seizure of shipments, loss of import and export privileges, reputational damage, and a reduction in the value of our common stock.

Regulations related to “conflict minerals” may force us to incur additional expenses and may result in damage to our reputation. We are subject to the SEC regulations applicable to companies that use certain minerals and metals, known as conflict minerals, in their products or in the production of their products, whether or not these products are manufactured by third parties. These requirements require us to conduct an inquiry into the country of origin of the conflict minerals used, and if it is determined that the conflict minerals used may have originated in the Democratic Republic of Congo or other covered countries, conduct due diligence on the source and chain of custody of the conflict minerals. These requirements could adversely affect the sourcing, availability and pricing of minerals used in the manufacture of our products. In addition, we incur additional costs to comply with the disclosure requirements, including costs related to determining the source of any of the relevant minerals and metals used in our products or in the manufacturing process. Since our supply chain is complex, we may not be able to sufficiently verify the origins for these minerals and metals used in our products through the due diligence procedures that we implement, which may harm our reputation. In such event, we may also face difficulties in satisfying customers who require that all of the components of our products be conflict mineral free.

Due to the nature of our business and products, we may be liable for damages based on product liability, other tort, and warranty claims. We face an inherent risk of exposure to claims in the event that the failure, use or misuse of our products results, or is alleged to result, in death, bodily injury, property damage, or economic loss. In the past we have been subject to product liability claims relating to our products, and we may be subject to additional product liability claims in the future for both past and current products.

Although we currently maintain product liability coverage, which we believe to be adequate for the continued operation of our business, such insurance may become difficult or impossible to obtain in the future on terms acceptable to us. Moreover, our insurance coverage includes customary exclusions and conditions, may not cover certain specialized applications, and generally does not cover warranty claims. A successful product liability claim or series of claims against us, including one or more consumer claims purporting to constitute class actions or claims resulting from extraordinary loss events, in excess of or outside our insurance coverage, or a significant warranty claim or series of claims against us, could materially decrease our liquidity, impair our financial condition and adversely affect our results of operations. Furthermore, regardless of the outcome, product liability claims can be expensive to defend, can divert the attention of management and other personnel for significant periods of time, and can cause reputational damage.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein and therein, and any free writing prospectus that we have authorized for use in connection with this offering contain forward-looking statements. All statements other than statements of historical facts contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein are forward-looking statements. Examples include, among others, statements we make regarding:

•	our strategies regarding growth, including our intention to develop new products and acquire other businesses;

•	our financing plans;

•	our expectations regarding our sales, expenses, gross margins and other results of operations;

•	trends affecting our financial condition or results of operations;

•	our ability to continue to control costs and to meet our liquidity and other financing needs;

•	the declaration and payment of dividends;

•	our ability to respond to changes in customer demand domestically and internationally, including as a result of standardization; and

•	potential challenges relating to changes in and compliance with governmental laws and regulations affecting our U.S. and international businesses.

These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein also contain estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this prospectus supplement and are subject to a number of risks, uncertainties and assumptions, including, among others, the following:

•	the economic cyclicality of the capital goods industry in general and the hydraulic valve and manifold industry in particular, which directly affect customer orders, lead times and sales volume;

•	fluctuations in global business conditions, including the impact of economic recessions in the U.S. and other parts of the world;

•	conditions in the capital markets, including the interest rate environment and the availability of capital;

•	changes in the competitive marketplace that could affect the Company’s revenue and/or costs, such as increased competition, lack of qualified engineering, marketing, management or other personnel, and increased labor and raw materials costs;

•	risks related to the integration of the businesses of the Company and Enovation Controls;

•	changes in technology or customer requirements, such as standardization of the cavity into which screw-in cartridge valves must fit, which could render the Company’s products or technologies noncompetitive or obsolete;

•	new product introductions, product sales mix and the geographic mix of sales nationally and internationally;

•	changes relating to the Company’s international sales, including changes in regulatory requirements or tariffs, compliance with anti-corruption laws and trade laws, including export and import compliance, trade or currency restrictions, fluctuations in exchange rates, and tax and collection issues; and

•	such other factors as discussed throughout the “Risk Factors” section of this prospectus supplement, as well as the factors included in our Annual Report on Form 10-K filed with the SEC on February 28, 2017, including those set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the factors included in our other public filings.

The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference herein, whether as a result of any new information, future events, changed circumstances or otherwise. For all forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SELECTED FINANCIAL DATA

The following table summarizes our financial information. We prepared this information using our unaudited consolidated financial statements for the nine-month periods ended September 30, 2017 and October 1, 2016, and our audited consolidated financial statements for each of the years in the five-year period ended December 31, 2016, which have been audited by Grant Thornton, LLP and Mayer Hoffman McCann P.C. Grant Thornton, LLP, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2016, and Mayer Hoffman McCann P.C., an independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the years ended January 2, 2016, December 27, 2014, December 28, 2013 and December 29, 2012.

You should read this information in conjunction with our unaudited and audited consolidated financial statements and notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, and Annual Report on Form 10-K for the year ended December 31, 2016, each of which is incorporated herein by reference. See “Where You Can Find More Information; Information Incorporated by Reference” on page S-44 of this prospectus supplement. In our opinion, the selected financial data for the nine-month periods ended September 30, 2017 and 2016, include all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of that data. These selected consolidated historical financial data do not necessarily indicate the results to be expected in the future.

	Nine months ended		Year ended
	Sept 30, 2017	Oct 1, 2016	Dec 31, 2016	Jan 2, 2016	Dec 27, 2014	Dec 28, 2013	Dec 29, 2012
	(in thousands except per share data)
Statement of Operations:
Net sales	$258,689	$147,069	$196,934	$200,727	$227,673	$205,267	$204,367
Gross profit	107,671	54,034	71,349	77,093	93,892	82,961	80,572
Operating income	53,887	29,573	34,459	46,891	64,071	56,171	54,409
Income before income taxes	42,021	30,346	34,901	49,230	65,742	57,172	55,853
Net income	28,790	20,186	23,304	33,138	43,775	37,984	37,398
Basic and diluted net income per common share	1.07	0.75	0.87	1.24	1.65	1.45	1.44
Dividends per common share	0.29	0.31	0.40	0.45	1.45	0.45	1.48
Other Financial Data:
Depreciation and amortization	$14,559	$7,550	$11,318	$9,557	$8,718	$7,227	$7,186
Capital expenditures	8,268	4,507	6,187	6,106	10,667	17,935	13,359
Balance Sheet Data:
Cash and cash equivalents	$81,191	$110,022	$74,221	$81,932	$56,843	$54,912	$34,478
Working capital	106,928	165,362	110,192	145,336	119,815	115,038	90,198
Total assets	476,588	261,502	444,777	241,540	222,764	213,478	175,121
Total debt	116,000	—	140,000	—	—	—	—
Shareholders’ equity	268,770	239,420	236,397	222,187	198,259	191,428	155,273

DIVIDENDS

We currently pay a quarterly cash dividend of $0.09 per share, and we have paid a cash dividend each quarter since our common stock began publicly trading in 1997. We cannot assure that funds will be available for this purpose in the future. The declaration and payment of dividends is subject to the sole discretion of our board of directors and will depend upon our profitability, financial condition, capital needs, acquisition opportunities, future prospects and other factors deemed relevant by the board, and may be restricted by the terms of our credit facilities.

USE OF PROCEEDS

Based upon the public offering price of $        per share, we estimate that the net proceeds from the sale of the shares of common stock offered by us in this offering will be approximately $        million, or approximately $         million if the underwriters exercise in full their option to purchase 600,000 additional shares, in each case after deducting the underwriting discounts and commissions and estimated offering costs payable by us.

We intend to use the net proceeds from this offering for the repayment of debt under our credit facility, to fund acquisition activity and for working capital and general corporate purposes. For further discussions on our acquisition strategies, see “Prospectus Supplement Summary—Strategy—Our Acquisition Strategy—Current, Prospective Acquisitions and Opportunities.” We may temporarily invest such net proceeds in a variety of capital preservation instruments, including short- and immediate-term, interest bearing obligations, investment-grade instruments, certificates of deposit or guaranteed obligations of the U.S. government, until they are used for their stated purpose.

Our November 26, 2016, credit facility with PNC Bank, National Association, as administrative agent, and the lenders party thereto, has a term of five years, matures on November 22, 2021, and bears interest at the Euro Rate (as defined therein) or the Base Rate (as defined therein), at the our option, plus the Applicable Margin based on our Leverage Ratio (as defined therein). The Applicable Margin ranges from 1.25% to 2.25% for the Euro Rate and ranges from 0.25% to 1.25% for the Base Rate. At September 30, 2017, we had borrowings under the revolving line of credit of our credit facility of $116 million that bore interest at a rate of 2.98%.

An affiliate of SunTrust Robinson Humphrey, Inc. may receive more than 5% of the net proceeds of this offering by reason of the repayment of debt under our credit facility. Accordingly, SunTrust Robinson Humphrey, Inc. is deemed to have a “conflict of interest” within the meaning of Rule 5121 of the Financial Industry Regulatory Authority, and this offering will be conducted in accordance with Rule 5121. See “Underwriting (Conflicts of Interest).”

We cannot estimate with certainty the amount of net proceeds to be used for the purposes described above. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the net proceeds. The amount and timing of our expenditures will depend on several factors, which may include our acquisition strategy and the amount of cash used by our operations.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2017 on an actual basis and on an as adjusted basis to reflect the issuance and sale of the shares of common stock in this offering, assuming the underwriters do not exercise their option to purchase additional shares, after deducting underwriting discounts and commissions and estimated aggregate offering expenses payable by us. This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included in our quarterly report on Form 10-Q for the nine-month ended September 30, 2017, which is incorporated by reference in this prospectus supplement.

Unaudited
	As Of September 30, 2017
	Actual	As Adjusted
	(in thousands)
Long-term debt	$116,000
Common stock, par value $0.001 per share; 50,000,000 shares authorized; 27,030,818 shares issued and outstanding, actual	27
Additional paid-in capital	95,354
Retained earnings	183,872
Accumulated other comprehensive income	(6,474)
Non-controlling interest	—
Total equity	272,779
Total capitalization	$388,779

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES FOR

NON-U.S. HOLDERS

The following are the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock acquired in this offering by a “Non-U.S. Holder” that does not own, and has not owned, actually or constructively, more than 5% of our common stock. You are a Non-U.S. Holder if for U.S. federal income tax purposes you are a beneficial owner of our common stock that is:

a nonresident alien individual;

a foreign corporation; or

a foreign estate or trust.

You are not a Non-U.S. Holder if you are a nonresident alien individual present in the United States for 183 days or more in the taxable year of disposition, or if you are a former citizen or former resident of the United States for U.S. federal income tax purposes. If you are such a person, you should consult your tax adviser regarding the U.S. federal income tax consequences of the ownership and disposition of our common stock.

If you are a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and your activities.

This discussion is based on the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, changes to any of which subsequent to the date of this prospectus supplement may affect the tax consequences described herein, possibly with retroactive effect. This discussion does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including alternative minimum tax and Medicare contribution tax consequences and does not address any aspect of state, local or non-U.S. taxation, or any taxes other than income and estate taxes. You should consult your tax adviser with regard to the application of the U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Dividends

Distributions of cash or other property will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital, which will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of our common stock, as described below under “—Gain on Disposition of Our Common Stock.”

Dividends paid to you generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, you will be required to provide a properly executed applicable Internal Revenue Service (“IRS”) Form W-8BEN or W-8BEN-E certifying your entitlement to benefits under a treaty.

If dividends paid to you are effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by you in the United States), you will generally be taxed on the dividends in the same manner as a U.S. person. In this case, you will be exempt from the withholding tax discussed in the preceding paragraph, although you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. You should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of our common stock, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) if you are a corporation.

Gain on Disposition of Our Common Stock

Subject to the discussions below under “—Information Reporting and Backup Withholding” and “—FATCA,” you generally will not be subject to U.S. federal income or withholding tax on gain realized on a sale or other taxable disposition of our common stock unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by you in the United States), or

•	we are or have been a “United States real property holding corporation,” as defined in the Code, at any time within the five-year period preceding the disposition or your holding period, whichever period is shorter, and our common stock has ceased to be regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

We believe that we are not, and do not anticipate becoming, a United States real property holding corporation.

If you recognize gain on a sale or other disposition of our common stock that is effectively connected with your conduct of a trade or business in the United States (and if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by you in the United States), you will generally be taxed on such gain in the same manner as a U.S. person. You should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of our common stock, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) if you are a corporation.

Information Reporting and Backup Withholding

Information returns are required to be filed with the IRS in connection with payments of dividends on our common stock. Unless you comply with certification procedures to establish that you are not a U.S. person, information returns may also be filed with the IRS in connection with the proceeds from a sale or other disposition of our common stock. You may be subject to backup withholding on payments on our common stock or on the proceeds from a sale or other disposition of our common stock unless you comply with certification procedures to establish that you are not a U.S. person or otherwise establish an exemption. Your provision of a properly executed applicable IRS Form W-8BEN or W-8BEN-E certifying your non-U.S. status will permit you to avoid backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

FATCA

Provisions of the Code commonly referred to as “FATCA” require withholding of 30% on payments of dividends on our common stock, as well as of gross proceeds of dispositions occurring after December 31, 2018 of our common stock, to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally may obtain a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). You should consult your tax adviser regarding the effects of FATCA on your investment in our common stock.

Federal Estate Tax

Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty exemption, our common stock will be treated as U.S.-situs property potentially subject to U.S. federal estate tax.

UNDERWRITING (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below, for whom Morgan Stanley & Co. LLC is acting as representative, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
KeyBanc Capital Markets Inc.
Oppenheimer & Co. Inc.
Stifel, Nicolaus & Company, Incorporated
SunTrust Robinson Humphrey, Inc.
William Blair & Company, L.L.C.

Total	4,000,000

The underwriters and the representative are collectively referred to as the “underwriters” and the “representative,” respectively.

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus supplement if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus supplement and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representative.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 600,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus supplement, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 600,000 shares of common stock.

	Per Share	Total
		No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us:
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $        . The underwriters have agreed to reimburse us for certain expenses incurred by us in connection with this offering.

Our common stock is quoted on the NASDAQ Global Select Market under the trading symbol “SNHY”.

We have agreed that we will not: (1) issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether such transaction described in clause (1) or (2) above is to be settled by delivery of the common stock or such other securities, in cash or otherwise, (3) file any registration statement with the Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or (4) publicly announce an intention to effect any transaction specified in clause (1), (2) or (3).

The foregoing restrictions do not apply to:

•	the sale of shares pursuant to the underwriting agreement;

•	the grant of options to purchase shares of common stock pursuant to our stock option plans, provided such options are granted at fair market value and in amounts and with exercise terms consistent with the our past practice, or the sale of shares to employees pursuant to the our employee stock purchase plans (or the filing of a registration statement on Form S-8 to register shares of common stock issuable under such plans);

•	the issuance by the Company of shares of common stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date of the underwriting agreement for the sale of shares covered by this prospectus supplement; or

•	the issuance by the Company of shares of common stock in connection with the acquisition of another entity or the assets of another entity; provided that the aggregate number of shares of common stock shall not exceed 5.0% of the total number of shares of common stock issued and outstanding immediately following the completion of the transactions contemplated by the underwriting agreement.

Our directors, officers and certain significant holders of our common stock on the date of this prospectus supplement have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 90 days after the date of this prospectus supplement, may not, without the prior written consent of Morgan Stanley & Co. LLC, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, (3) file any registration statement with the Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or (4) publicly announce an intention to effect any transaction specified in clause (1), (2) or (3). The foregoing sentence shall not apply to (a) transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of the public offering, provided that no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended shall be required or shall be voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions, (b) transfers of shares of common stock or any security convertible into common stock as a bona fide gift, (c) transfers by will or intestate succession to the family or to a trust of the party to the lock-up agreement, the beneficiaries of which are exclusively the individual or members of the individual’s family, or (d) pro rata distributions of shares of common stock or any security convertible into common stock to limited partners or stockholders of the party to the lock-up agreement.

Morgan Stanley & Co. LLC, in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option. The underwriters can close out a covered short sale by exercising the option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option. The underwriters may also sell shares in excess of the option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus supplement in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representative may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.

Conflicts of Interest

An affiliate of SunTrust Robinson Humphrey, Inc. may receive more than 5% of the net proceeds of this offering by reason of the repayment of debt under our credit facility. See “Use of proceeds.” Accordingly, SunTrust Robinson Humphrey, Inc. is deemed to have a “conflict of interest” within the meaning of Rule 5121 of the Financial Industry Regulatory Authority, and this offering will be conducted in accordance with Rule 5121. SunTrust Robinson Humphrey, Inc. will not confirm sales to any account over which it exercises discretion without the specific written approval of the account holder.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging. financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. In particular, an affiliate of SunTrust Robinson Humphrey, Inc. is a lender under our credit facility.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Selling Restrictions

Canada

The shares of our common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of shares of our common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor. Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area

In relation to each member state of the European Economic Area (each, a “Member State”), no offer of any shares of our common stock which are the subject of the offering has been, or will be made to the public in that Member State, other than under the following exemptions under the Prospectus Directive:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock referred to in (a) to (c) above shall result in a requirement for us or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person located in a Member State to whom any offer of shares of our common stock is made or who receives any communication in respect of an offer of ordinary shares, or who initially acquires any shares of our common stock will be deemed to have represented, warranted, acknowledged and agreed to and with each representative and us that (1) it is a “qualified investor” within the meaning of the law in that Member State implementing Article 2(1)(e) of the Prospectus Directive; and (2) in the case of any shares of our common stock acquired by it as a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or where ordinary shares have been acquired by it on behalf of persons in any Member State other than qualified investors, the offer of those ordinary shares to it is not treated under the Prospectus Directive as having been made to such persons.

We, the representative and our and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

This prospectus supplement has been prepared on the basis that any offer of shares of our common stock in any Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares of our common stock. Accordingly any person making or intending to make an offer in that Member State of shares of our common stock which are the subject of the offering contemplated in this prospectus supplement may only do so in circumstances in which no obligation arises for us or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the representative have authorized, nor do they authorize, the making of any offer of shares of our common stock in circumstances in which an obligation arises for us or the representative to publish a prospectus for such offer.

For the purposes of this provision, the expression an “offer of shares of our common stock to the public” in relation to any shares of our common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended) and includes any relevant implementing measure in each Member State.

The above selling restriction is in addition to any other selling restrictions set out in this section.

Hong Kong

The securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

WARNING

The contents of this prospectus supplement and the accompanying prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus supplement and the accompanying prospectus, you should obtain independent professional advice.

Japan

The securities have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the securities nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the securities pursuant to an offer made under Section 275 of the SFA except:

(1) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(2) where no consideration is or will be given for the transfer;

(3) where the transfer is by operation of law;

(4) as specified in Section 276(7) of the SFA; or

(5) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby will be passed upon by our counsel, Shumaker, Loop & Kendrick, LLP, Tampa, Florida. The underwriters are being represented in connection with this offering by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

Grant Thornton, LLP, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2016, and the effectiveness of our internal control over financial reporting as of December 31, 2016. The audited financial statements and management’s assessment of the effectiveness of internal control over financial reporting incorporated by reference in this prospectus supplement and elsewhere in the registration statement have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

Grant Thornton, LLP, has audited the abbreviated financial statements of the Power Controls and Vehicle Technologies Lines of Business of Enovation Controls, LLC as of December 5, 2016, and for the for the nine month period ended September 30, 2016 and the years ended December 31, 2015 and 2014 included in our Current Report on Form 8-K/A, filed with the SEC on February 17, 2017. The abbreviated financial statements incorporated by reference in this prospectus supplement and elsewhere in the registration statement have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing.

Mayer Hoffman McCann P.C., an independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the years ended January 2, 2016 and December 27, 2014, and the effectiveness of our internal control over financial reporting as of January 2, 2016 and December 27, 2014, as set forth in their reports, which are incorporated by reference in this prospectus supplement and elsewhere in the registration statement. The audited financial statements and management’s assessment of the effectiveness of internal control over financial reporting incorporated by reference in this prospectus supplement and elsewhere in the registration statement have been so incorporated by reference in reliance upon the reports of Mayer Hoffman McCann P.C., independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION; INFORMATION INCORPORATED BY REFERENCE

Available Information

We have filed with the SEC a registration statement on Form S-3 under the Securities Act, of which this prospectus supplement forms a part. The rules and regulations of the SEC allow us to omit from this prospectus supplement and the accompanying prospectus certain information included in the registration statement. For further information about us and the securities we are offering under this prospectus supplement, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. With respect to the statements contained in this prospectus supplement and the accompanying prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement.

We file reports, proxy statements and other information with the SEC. Information filed with the SEC by us can be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street, N.E.,

Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference facilities of the SEC at prescribed rates. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy and information statements and other information about issuers, such as us, who file electronically with the SEC. You may also access filed documents at the SEC’s website at www.sec.gov or by accessing the Investor Relations section of our website at www.sunhydraulics.com. The information on, or accessible through, our website is not part of, and is not incorporated into, this prospectus supplement or the accompanying prospectus and should not be considered part of this prospectus supplement or the accompanying prospectus.

Incorporation by Reference

The SEC’s rules allow us to “incorporate by reference” information into this prospectus supplement, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus supplement and the accompanying prospectus, and subsequent information that we file with the SEC will automatically update and supersede that information. Any statement contained in a previously filed document incorporated by reference will be deemed to be modified or superseded for purposes of this prospectus supplement and accompanying prospectus to the extent that a statement contained in this prospectus supplement or the accompanying prospectus modifies or replaces that statement.

We incorporate by reference our documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, between the date of this prospectus supplement and the termination of the offering of the securities described in this prospectus supplement. We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed below or filed in the future, that are not deemed “filed” with the SEC, including our Compensation Committee report and performance graph or any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K or related exhibits furnished pursuant to Item 9.01 of Form 8-K.

This prospectus supplement and the accompanying prospectus incorporate by reference the documents set forth below that have previously been filed with the SEC:

•	our Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC on February 28, 2017;

•	our Quarterly Reports on Form 10-Q for the quarters ended April 1, 2017, July 1, 2017, and September 30, 2017, filed with the SEC on May 9, 2017, August 8, 2017, and November 7, 2017, respectively;

•	our Current Reports on Form 8-K filed with the SEC on February 17, 2017 (Form 8-K/A), February 27, 2017 (other than information furnished rather than filed), March 9, 2017, April 24, 2017, June 8, 2017, September 22, 2017, December 6, 2017 and December 29, 2017;

•	our Definitive Proxy Statement on Schedule 14A (other than information furnished rather than filed), filed with the SEC on April 24, 2017; and

•	the description of our common stock contained in the Pre-Effective Amendment No. 4 to our registration statement on Form S-1, filed with the SEC on December 19, 1996 and any amendment or report filed with the SEC for the purpose of updating the description.

All reports and other documents we subsequently file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering, but excluding any information furnished to, rather than filed with, the SEC, will also be incorporated by reference into this prospectus and deemed to be part of this prospectus from the date of the filing of such reports and documents.

You may request a free copy of any of the documents incorporated by reference in this prospectus supplement and the accompanying prospectus (other than exhibits, unless they are specifically incorporated by reference in the documents) by writing or telephoning us at the following address:

SUN HYDRAULICS CORPORATION

ATTN: CORPORATE SECRETARY

1500 WEST UNIVERSITY PARKWAY

SARASOTA, FLORIDA 34243

(941) 362-1200

PROSPECTUS

Sun Hydraulics Corporation

Common Stock

We may offer and sell the shares of common stock identified above, in each case from time to time in one or more offerings. This prospectus provides you with a general description of the securities.

Each time we offer and sell securities, we will provide a supplement to this prospectus that contains specific information about the offering as well as the amounts, prices and terms of the securities. The supplement may also add, update or change information contained in this prospectus with respect to that offering. You should carefully read this prospectus and the applicable prospectus supplement, together with the documents we incorporate by reference, before you invest in any of our securities.

We may offer and sell the securities described in this prospectus and any prospectus supplement to or through one or more underwriters, dealers and agents, or directly to purchasers, or through a combination of these methods. If any underwriters, dealers or agents are involved in the sale of any of the securities, then their names and any applicable purchase price, fee, commission or discount arrangement between or among them will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement. See the sections of this prospectus entitled “About this Prospectus” and “Plan of Distribution” for more information. No securities may be sold without delivery of this prospectus and the applicable prospectus supplement describing the method and terms of the offering of such securities.

Our common stock is listed on the Nasdaq Stock Global Select Market under the symbol “SNHY.” The last reported sale price of our common on the Nasdaq Global Select Market on January 26, 2018 was $69.81 per share.

INVESTING IN OUR SECURITIES INVOLVES RISKS. SEE THE “RISK FACTORS” ON PAGE 5 OF THIS PROSPECTUS AND ANY SIMILAR SECTION CONTAINED IN THE APPLICABLE PROSPECTUS SUPPLEMENT CONCERNING FACTORS YOU SHOULD CONSIDER BEFORE INVESTING IN OUR SECURITIES. YOU SHOULD ALSO REFER TO THE RISK FACTORS INCLUDED IN OUR PERIODIC REPORTS THAT WE FILE WITH THE SECURITIES AND EXCHANGE COMMISSION.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 29, 2018

ABOUT THIS PROSPECTUS

Whenever we refer to “Sun,” the “Company,” “we,” “our” or “us” in this prospectus, we mean SUN HYDRAULICS CORPORATION and its consolidated subsidiaries, unless the context otherwise requires. When we refer to “you” or “yours,” we mean the holders of our common stock.

This prospectus is part of a registration statement that we filed with the U.S. Securities and Exchange Commission (the “SEC”) as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”) using a “shelf” registration process. By using a shelf registration statement, we may sell the securities described in this prospectus from time to time and in one or more offerings. Each time that we offer securities, we will attach a prospectus supplement to this prospectus. The prospectus supplement may also add, update or change information contained in this prospectus with respect to that offering. If there is any inconsistency between the information in this prospectus and the applicable prospectus supplement, you should rely on the prospectus supplement. Before purchasing any securities, you should carefully read both this prospectus and the applicable prospectus supplement, together with the additional information described under the heading “Where You Can Find More Information.”

You should rely only on the information contained in this prospectus, in an accompanying prospectus supplement or incorporated by reference herein or therein. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus and any accompanying prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which they relate, and this prospectus and any accompanying prospectus supplement do not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer or solicitation. You should assume that the information appearing in this prospectus and the applicable prospectus supplement to this prospectus is accurate as of the date on its respective cover, and that any information incorporated by reference is accurate only as of the date of the document incorporated by reference, unless we indicate otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates.

SUN HYDRAULICS CORPORATION

Sun, founded in 1970, in Sarasota, Florida, is an industrial technology leader that develops and manufactures solutions for both the hydraulics and electronics markets. In the hydraulics market, we are a leading manufacturer of high-performance screw-in hydraulic cartridge valves, electro-hydraulics, manifolds, and integrated package solutions for the worldwide industrial and mobile hydraulics markets operating under the brand Sun Hydraulics. In the electronics market, we are a global provider of innovative electronic control, display and instrumentation solutions for both recreational and off-highway vehicles, as well as stationary and power generation equipment; these are offered under the brands of Enovation Controls and Murphy Zero Off.

We have operated in the North American market for over 47 years. We have expanded our global footprint over the past 30 years to include operations in the United Kingdom, Germany and Korea, as well as sales offices in China and India. Enovation Controls, LLC (“Enovation Controls”), which was acquired by Sun on December 5, 2016 and is a wholly-owned subsidiary of Sun, was formed in 2009 in connection with the reorganization of Murphy Group, Inc. and EControls Group, Inc., which were founded in 1939 and 1994, respectively. Enovation Controls operates the majority of its manufacturing in Tulsa, Oklahoma with sales and engineering capabilities in San Antonio, Texas, the United Kingdom, China and India. Until its dissolution in December 2017, High Country Tek, Inc. (“HCT”), a wholly-owned subsidiary of Sun, operated in Nevada City, California as an independent designer and producer of modular, robust, reliable digital and analog electronic controller products for the fluid power industry sold under the brand of HCT. Subsequent to the Enovation Controls acquisition, the activities of HCT and Enovation Controls were closely coordinated. On December 29,

2017, all of the outstanding shares of HCT were transferred to Enovation Controls. Subsequently, Enovation Controls adopted a plan of liquidation and HCT was dissolved on December 30, 2017.

Until 2016, we operated primarily in the hydraulics market with a small presence in the electronics market through HCT. On December 5, 2016, we purchased the power controls and vehicle technologies businesses of Enovation Controls, retaining the legal entity and related brands. The expansion of our electronic and digital capabilities through the acquisition of Enovation Controls was a significant step towards achieving our long-term strategic vision of expanding our electro-hydraulics offerings and providing systems solutions to customers. The acquisition further diversified our business, granting us access to the new, highly specialized marine, power generation and recreational vehicles markets and customers seeking complete machine control. Enovation Controls also brought a strong talent pool with a proven track record of new product development and technical innovation, complementing our existing competencies.

We have been profitable every year since 1972 and have paid a dividend every quarter since going public in January 1997.

The Company’s executive offices are located at 1500 West University Parkway, Sarasota, Florida 34243, and our telephone number is (941) 362-1200. Our primary website is www.sunhydraulics.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents incorporated by reference herein, contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus and the documents incorporated by reference herein are forward-looking statements. Examples include, among others, statements we make regarding:

•	our strategies regarding growth, including our intention to develop new products and acquire other businesses;

•	our financing plans;

•	our expectations regarding our sales, expenses, gross margins and other results of operations;

•	trends affecting our financial condition or results of operations;

•	our ability to continue to control costs and to meet our liquidity and other financing needs;

•	the declaration and payment of dividends;

•	our ability to respond to changes in customer demand domestically and internationally, including as a result of standardization; and

•	potential challenges relating to changes in and compliance with governmental laws and regulations affecting our U.S. and international businesses.

These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. This prospectus and the documents incorporated by reference herein also contain estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this prospectus and the documents incorporated by reference herein are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions, including, among others, the following:

•	the economic cyclicality of the capital goods industry in general and the hydraulic valve and manifold industry in particular, which directly affect customer orders, lead times and sales volume;

•	fluctuations in global business conditions, including the impact of economic recessions in the U.S. and other parts of the world,

•	conditions in the capital markets, including the interest rate environment and the availability of capital;

•	changes in the competitive marketplace that could affect the Company’s revenue and/or costs, such as increased competition, lack of qualified engineering, marketing, management or other personnel, and increased labor and raw materials costs;

•	risks related to the integration of the businesses of the Company and Enovation Controls;

•	changes in technology or customer requirements, such as standardization of the cavity into which screw-in cartridge valves must fit, which could render the Company’s products or technologies noncompetitive or obsolete;

•	new product introductions, product sales mix and the geographic mix of sales nationally and internationally; and

•	changes relating to the Company’s international sales, including changes in regulatory requirements or tariffs, compliance with anti-corruption laws and trade laws, including export and import compliance, trade or currency restrictions, fluctuations in exchange rates, and tax and collection issues.

•	Such other factors as discussed throughout the “Risk Factors” section of this prospectus as well as the factors included in our Annual Report on Form 10-K filed with the SEC on February 28, 2017, including those set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the factors included in our other public filings.

The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained in this prospectus or the documents incorporated by reference herein, whether as a result of any new information, future events, changed circumstances or otherwise. For all forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

RISK FACTORS

Investment in any securities offered pursuant to this prospectus and the applicable prospectus supplement involves risks. You should carefully consider the risk factors set forth under the caption “Risk Factors” in the applicable prospectus supplement and under the caption “Risk Factors” contained in our most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and all other information contained in or incorporated by reference into this prospectus.. The occurrence of any of these risks might cause you to lose all or part of your investment in the offered securities. Please also refer to the section above entitled “Forward-Looking Statements.” For more information about our periodic filings made with the SEC, see “Where You Can Find More Information.”

USE OF PROCEEDS

Unless we indicate otherwise in the applicable prospectus supplement, the net proceeds from the sale of securities will be used for general corporate purposes, which may include the repayment of outstanding indebtedness under our credit facility or the financing of potential acquisitions.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is not complete and may not contain all the information you should consider before investing in our capital stock. This description is summarized from, and qualified in its entirety by reference to, our Amended and Restated Articles of Incorporation, as amended (the “Articles”), which have been publicly filed with the SEC. See “Where You Can Find More Information” and “Incorporation by Reference.”

The authorized capital stock of the Company consists of (i) 50,000,000 shares of Common Stock, $0.001 par value per share (“Common Stock”), and (ii) 2,000,000 shares of preferred stock, $0.001 par value per share (the “Preferred Stock”).

Common Stock

As of December 30, 2017, there were 27,077,145 shares of our Common Stock outstanding.

Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by the shareholders. Subject to the prior rights of the holders of Preferred Stock, if any, holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors from funds legally available therefor, and to share ratably in the assets of the Company legally available for distribution to the shareholders in the event of liquidation or dissolution. The Common Stock has no preemptive rights or redemption privileges. Under the Florida Business Corporation Act (the “FBCA”), directors are elected by a plurality of votes cast by holders of our Common Stock at a meeting at which a quorum is present. Under our Amended and Restated Bylaws (the “Bylaws”), if a quorum exists any other action is approved if the votes cast favoring the action exceed the votes cast opposing the action, unless our Articles or the FBCA require a greater number of affirmative votes.

The rights of holders of Common Stock are subject to the rights of holders of any Preferred Stock that we have designated or that we may designated in the future. The rights of the holders of Preferred Stock may adversely affect the rights of the holders of our Common Stock.

Transfer Agent

The transfer agent for our Common Stock is Computershare.

Preferred Stock

The Company is authorized to issue 2,000,000 shares of Preferred Stock. The Preferred Stock may be issued from time to time in one or more series, and the Board of Directors is authorized to fix the dividend rights, dividend rates, conversion or exchange rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, the liquidation preferences and any other rights, preferences, privileges and restrictions of any series of Preferred Stock and the number of shares constituting such series and the designation thereof. The Company does not have any shares of Preferred Stock outstanding, and it has no present plans to issue any shares of Preferred Stock.

Depending upon the rights of such Preferred Stock, the issuance of Preferred Stock could have an adverse effect on holders of Common Stock by delaying or preventing a change in control of the Company, making removal of the present management of the Company more difficult or resulting in restrictions upon the payment of dividends and other distributions to the holders of Common Stock.

Director’s Liability

As authorized by the FBCA the Articles limit the liability of Directors to the Company for monetary damages. The effect of this provision in the Articles is to eliminate the rights of the Company and its shareholders (through shareholders’ derivative suits on behalf of the Company) to recover monetary damages from Directors for breaches of their fiduciary duties as Directors (including breaches resulting from negligent behavior), except in certain circumstances involving wrongful acts, such as the breach of a Director’s duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. Further, the Articles contain provisions to indemnify the Company’s Directors and Officers to the full extent permitted by the FBCA. These provisions do not limit or eliminate the rights of the Company or any shareholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a Director’s fiduciary duty. These provisions will not alter the liability of Directors under federal securities laws.

Certain Provisions of Florida Law

The Company is subject to several anti-takeover provisions under the FBCA that apply to a public corporation organized under the FBCA, unless the corporation has elected to opt out of those provisions in its articles of incorporation or bylaws. The Company has not elected to opt out of those provisions. The FBCA prohibits the voting of shares in a publicly-held Florida corporation that are acquired in a “control share acquisition” unless (i) the Board of Directors approved such acquisition prior to its consummation or (ii) after such acquisition, in lieu of prior approval of the Board of Directors, the holders of a majority of the corporation’s voting shares (exclusive of shares held by officers of the corporation, inside directors, or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition. A “control share acquisition” is defined as an acquisition that immediately thereafter entitles the acquiring party to vote in the election of directors within each of the following ranges of voting power: (i) one-fifth or more but less than one-third of such voting power, (ii) one-third or more but less than a majority of such voting power, and (iii) more than a majority of such voting power.

The FBCA also contains an “affiliated transaction” provision that prohibits a publicly-held Florida corporation from engaging in a broad range of business combinations or other extraordinary corporate transactions with an “interested shareholder” unless (i) the transaction is approved by a majority of disinterested directors before the person becomes an interested shareholder, (ii) the corporation has not had more than 300 shareholders of record during the three years preceding the transaction, (iii) the interested shareholder has owned at least 80% of the corporation’s outstanding voting shares for at least five years, (iv) the interested shareholder is the beneficial owner of at least 90% of the voting shares (excluding shares acquired directly from the corporation in a transaction not approved by a majority of the disinterested directors), (v) consideration is paid to the holders of the corporation’s shares equal to the highest amount per share paid by the interested shareholder for the acquisition of the corporation’s shares in the last two years or fair market value, and other specified conditions are met, or (vi) the transaction is approved by the holders of two-thirds of the corporation’s voting shares other than those owned by the interested shareholder. An interested shareholder is defined as a person who together with affiliates and associates beneficially owns more than 10% of the corporation’s outstanding voting shares.

Anti-Takeover Effects of Provisions of the Company’s Articles and Bylaws

Certain provisions of the Articles and the Bylaws could have an anti-takeover effect. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors of the Company and in the policies formulated by the Board of Directors and to discourage certain types of transactions, described below, which may involve an actual or threatened change of control of the Company. The provisions are designed to reduce the vulnerability of the Company to an unsolicited proposal for a takeover of the Company that does not contemplate the acquisition of all of its outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of the Company. The provisions are also intended to discourage certain tactics that may be used in proxy fights.

Amended and Restated Articles of Incorporation

Classified Board of Directors

The Articles provide for the Board of Directors to be divided into three classes of Directors serving staggered three-year terms. As a result, approximately one-third of the Board of Directors will be elected each year. The classified Board of Directors provision could have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its shareholders. In addition, the classified board provision could delay shareholders who do not agree with the policies of the Board of Directors from removing a majority of the Board for two years, unless they can show cause and obtain the requisite vote.

Special Meetings of Shareholders

The Articles provide that special meetings of shareholders of the Company may be called only by the Chairman, the President, a majority of the members of the Board of Directors or by the holders of 50% of the outstanding stock entitled to vote on an issue proposed to be considered at the special meeting. The Articles also prohibit the taking of shareholder action by written consent without a meeting if there are more than 30 shareholders of record. This provision will make it more difficult for shareholders to take action opposed by the Board of Directors.

Amendment of Certain Provisions of the Articles

The Articles generally require the affirmative vote of the holders of at least 80% of the outstanding voting stock in order to amend its provisions, including any provisions concerning (i) the classified board, (ii) the amendment of the Bylaws, (iii) the authority of shareholders to act by written consent, (iv) indemnification, (v) the liability of Directors, (vi) the calling of special meetings of the shareholders, and (vii) the supermajority voting requirements described in this paragraph. These voting requirements will make it more difficult for shareholders to make changes in the Articles which would be designed to facilitate the exercise of control over the Company. In addition, the requirement for approval by at least an 80% shareholder vote will enable the holders of a minority of the voting securities of the Company to prevent the holders of a majority or more of such securities from amending such provisions of the Articles.

Number of Directors; Removal

The Articles provide that the Board of Directors will consist of that number of Directors as shall be fixed from time to time by resolution adopted by a majority of the Directors then in office. Subject to the rights of the holders of any series of Preferred Stock then outstanding, the Articles provide that Directors of the Company may be removed only for cause and only by the affirmative vote of holders of a majority of the outstanding shares of voting stock. This provision will preclude a shareholder from removing incumbent Directors without cause and simultaneously gaining control of the Board of Directors by filling the vacancies created by such removal with its own nominees.

Amended and Restated Bylaws

The Bylaws establish an advance notice procedure for the nomination, other than by or at the direction of the Board of Directors or a committee thereof, of candidates for election as Director as well as for other shareholder proposals to be considered at shareholders’ meetings.

Notice of shareholder proposals and Director nominations must be timely given in writing to the Secretary of the Company prior to the meeting at which the matters are to be acted upon or at which the Directors are to be elected. To be timely, notice must be received at the principal executive offices of the Company not less than 120 days prior to the proxy statement relating to the prior year’s annual meeting of shareholders.

A shareholder’s notice to the Secretary with respect to a shareholder proposal shall set forth as to each matter the shareholder proposes to bring before the meeting (i) a brief description of the business desired to be brought before the annual meeting, (ii) the reasons for conducting such business at the meeting, (iii) the name and record address of the shareholder proposing such business, (iv) the class or series and number of shares of the Company which are owned beneficially or of record by the shareholder, (v) a description of all arrangements or understandings between the shareholder and any other person or persons (including their names) in connection with the proposal of such business by the shareholder and any material interest of the shareholder in such business, and (vi) a representation that the shareholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting.

The purpose of requiring advance notice is to afford the Board of Directors an opportunity to consider the qualifications of the proposed nominees or the merits of other shareholder proposals and, to the extent deemed necessary or desirable by the Board of Directors, to inform shareholders about those matters.

PLAN OF DISTRIBUTION

We may sell the securities on a delayed or continuous basis through one or more agents, underwriters or dealers, directly to one or more purchasers, through a combination of any of these methods of sale, or in any other manner, as provided in the applicable prospectus supplement. We will identify the specific plan of distribution, including any underwriters, dealers, agents or direct purchasers and their compensation in a prospectus supplement.

We may distribute the securities from time to time in one or more transactions:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; or

•	at negotiated prices.

In connection with the sale of the securities, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent. Underwriters may sell the securities to or through dealers, and dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

If we use an underwriter in the sale of the securities being offered by this prospectus, then we will execute an underwriting agreement with the underwriter at the time of sale and we will provide the name of any underwriter in the applicable prospectus supplement. We will describe in the applicable prospectus supplement any underwriting compensation we pay to underwriters or agents in connection with the offering of the securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers. Dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions. We may enter into agreements with any underwriters, dealers and agents which may entitle them to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act, and to reimbursement for certain expenses.

If indicated in the applicable prospectus supplement, we may authorize underwriters, dealers or other persons acting as our agents to solicit offers by certain institutions or other suitable persons to purchase the securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated in the prospectus supplement. We may make delayed delivery with various institutions, including commercial and savings banks, insurance companies, pension funds, investment companies and educational and charitable institutions. Delayed delivery contracts will be subject to the condition that the purchase of the securities covered by the delayed delivery contracts will not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which the purchaser is subject. The underwriters and agents will not have any responsibility with respect to the validity or performance of these contracts.

To facilitate an offering of a series of the securities, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the securities. This may include over-allotments or short sales of the securities, which involves the sale by persons participating in the offering of more securities than we sold to them. In these circumstances, these persons would cover the over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option. In addition, these persons may stabilize or maintain the price of the securities by bidding for or purchasing securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

Certain of the underwriters, dealers or agents and their respective associates may be customers of, and/or engage in transactions with and perform services for, us in the ordinary course of business.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby will be passed upon by our counsel, Shumaker, Loop & Kendrick, LLP, Tampa, Florida. Additional legal matters may be passed upon for us or any underwriters, dealers or agents, by counsel that we will name in the applicable prospectus supplement.

EXPERTS

Grant Thornton, LLP, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2016, and the effectiveness of our internal control over financial reporting as of December 31, 2016. The audited financial statements and management’s assessment of the effectiveness of internal control over financial reporting incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

Grant Thornton, LLP, has audited the abbreviated financial statements of the Power Controls and Vehicle Technologies Lines of Business of Enovation Controls, LLC as of December 5, 2016, and for the for the nine month period ended September 30, 2016 and the years ended December 31, 2015 and 2014 included in our Current Report on Form 8-K/A, filed with the SEC on February 17, 2017. The abbreviated financial statements incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing.

Mayer Hoffman McCann P.C., an independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the years ended January 2, 2016 and December 27, 2014, and the effectiveness of our internal control over financial reporting as of January 2, 2016 and December 27, 2014, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting incorporated by reference in this this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the reports of Mayer Hoffman McCann P.C., independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the SEC. Information filed with the SEC by us can be inspected and copied at the Public Reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Room of the SEC at prescribed rates. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy and information statements and other information about issuers, such as us, who file electronically with the SEC. You may also access filed documents at the SEC’s website at www.sec.gov or by accessing the Investor Relations section of our website at www.sunhydraulics.com. The information on, or accessible through, our website is not part of, and is not incorporated into, this prospectus, and should not be deemed to be, a part of this prospectus.

This prospectus and any prospectus supplement are part of a registration statement that we filed with the SEC and do not contain all of the information in the registration statement. The full registration statement may be obtained from the SEC or us, as provided above. Other documents establishing the terms of the offered securities are or may be filed as exhibits to the registration statement. Statements in this prospectus or any prospectus supplement about these documents are summaries and each statement is qualified in all respects by reference to the document to which it refers. You should refer to the actual documents for a more complete description of the relevant matters.

INFORMATION INCORPORATED BY REFERENCE

The SEC’s rules allow us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, and subsequent information that we file with the SEC will automatically update and supersede that information. Any statement contained in a previously filed document incorporated by reference will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or replaces that statement.

We incorporate by reference our documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act if 1934, as amended (the “Exchange Act”) between the date of this prospectus and the termination of the offering of the securities described in this prospectus. We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed below or filed in the future, that are not deemed “filed” with the SEC, including our Compensation Committee report and performance graph or any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K or related exhibits furnished pursuant to Item 9.01 of Form 8-K.

This prospectus and any accompanying prospectus supplement incorporate by reference the documents set forth below that have previously been filed with the SEC:

•	our Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC on February 28, 2017;

•	our Quarterly Reports on Form 10-Q for the quarters ended April 1, 2017, July 1, 2017, and September 30, 2017, filed with the SEC on May 9, 2017, August 8, 2017, and November 7, 2017, respectively;

•	our Current Reports on Form 8-K filed with the SEC on February 17, 2017 (Form 8-K/A), February 27, 2017 (other than information furnished rather than filed) March 9, 2017, April 24, 2017, June 8, 2017, September 22, 2017, December 6, 2017 and December 29, 2017;

•	our Definitive Proxy Statement on Schedule 14A (other than information furnished rather than filed), filed with the SEC on April 24, 2017; and

•	the description of our Common Stock contained in the Pre-Effective Amendment No. 4 to our registration statement on Form S-1, filed with the SEC on December 19, 1996 and any amendment or report filed with the SEC for the purpose of updating the description.

All reports and other documents we subsequently file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering, but excluding any information furnished to, rather than filed with, the SEC, will also be incorporated by reference into this prospectus and deemed to be part of this prospectus from the date of the filing of such reports and documents.

You may request a free copy of any of the documents incorporated by reference in this prospectus by writing or telephoning us at the following address:

SUN HYDRAULICS CORPORATION

ATTN: CORPORATE SECRETARY

1500 WEST UNIVERSITY PARKWAY

SARASOTA, FLORIDA 34243

(941) 362-1200

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this prospectus and any accompanying prospectus supplement.

4,000,000 Shares

SUN HYDRAULICS CORPORATION

COMMON STOCK

PROSPECTUS SUPPLEMENT

Morgan Stanley

KeyBanc Capital Markets	Oppenheimer & Co.	Stifel

SunTrust Robinson Humphrey	William Blair

January 29, 2018